FIRST MINING GOLD

TSX: FF

OTCQX: FFMGF

FRANKFURT: FMG



2019 Management Information Circular

Notice of 2019 annual general meeting of shareholders to be held on June 25, 2019

Date: May 15, 2019

18th FLOOR – 925 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA V6C 3L2
WWW.FIRSTMININGGOLD.COM | 1-844-306-8827

About First Mining

Headquartered in Vancouver, British Columbia, First Mining Gold Corp. ("**First Mining**") is an emerging mineral development company with a diversified portfolio of gold projects in North America that was founded in 2015 by our Chairman, Mr. Keith Neumeyer.

Since initially listing on the TSX Venture Exchange ("**TSX-V**") in April 2015, First Mining completed eight transactions, and as a result we have assembled a large resource base of approximately 7.3 million ounces of gold in the Measured and Indicated Mineral Resource categories and approximately 3.6 million ounces of gold in the Inferred Mineral Resource category in mining friendly jurisdictions in eastern Canada.

We are publicly listed on the Toronto Stock Exchange ("**TSX**") under the trading symbol "FF", on the Frankfurt Stock Exchange under the symbol "FMG", and in the US on the OTC-QX under the trading symbol "FFMGF". Our management team has decades of experience in evaluating, exploring and developing mineral assets.

We hold a portfolio of 24 mineral assets in Canada, Mexico and the United States, with a focus on gold. Our vision is to advance our material assets toward a construction decision and, ultimately, to production.

Contents

Dear Shareholder:

It is my pleasure to invite you to our 2019 annual general meeting of shareholders to be held on Tuesday, June 25, 2019 at 10:00 a.m. (Pacific Time) (the "**Meeting**"). The Meeting will be held at our offices at Suite 1800, Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2.

The Meeting is your opportunity to vote on various items of business, meet our board of directors and management team, and hear first-hand about our operations, our performance over the past year and our future plans. Please take some time to read the accompanying management information circular because it includes important information about the Meeting, voting, the nominated directors, our governance practices and how we compensate our executives and directors.

Your vote is very important. You can vote online or by phone, fax, mail, or in person at the Meeting.

If you have any questions and/or need assistance in voting your shares, please contact Mal Karwowska, our Vice President, Corporate Development and Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com.

Thank you for your continued support as we move our business forward.

Yours sincerely,

(signed) "Keith Neumeyer"

Keith Neumeyer
Chairman of the Board

Vancouver, British Columbia
May 15, 2019

Notice of 2019 Annual General Meeting of Shareholders

When

Tuesday, June 25, 2019 at 10:00 a.m. (Pacific Time)

Where

At our offices, which are located at Suite 1800, Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2.

We will cover six items of business at our 2019 annual general meeting (the "**Meeting**"):

1. Receive our audited consolidated financial statements for the financial year ended December 31, 2018 and the auditor's report thereon;
2. Fix the number of directors to be elected at the Meeting at six;
3. Elect six directors to our board of directors to hold office until the next annual general meeting of shareholders;
4. Re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as our independent auditor for the ensuing year and authorize our directors to set the auditor's pay;
5. Approve a share-based compensation plan, as more particularly described in the accompanying information circular (the "**Circular**"); and
6. Transact such other business that is properly brought before the Meeting or any adjournment or adjournments thereof.

Record date

The record date for the Meeting is May 10, 2019. The record date is the date for the determination of the registered holders of our Common Shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement of the Meeting.

Your vote is important

This notice is accompanied by the Circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial (i.e. non-registered) shareholders. If previously requested, a copy of our audited consolidated annual financial statements and management's discussion and analysis ("**MD&A**") for the year ended December 31, 2018 will also accompany this notice (collectively, the "**Meeting Materials**"). Copies of our annual and/or interim financial statements and MD&A are also available under our SEDAR profile at www.sedar.com, on our website at www.firstmininggold.com/investors/reports-filings/financials, or by request made to First Mining Gold Corp. As described in the notice and access notification that we have mailed to our shareholders, we are using the notice and access method for delivering this notice and the Meeting Materials to our shareholders, which substantially reduces the paper used in printing this notice and the Meeting Materials, as well as printing and mailing costs. This notice and the Meeting Materials will be available on our website at www.firstmininggold.com/investors/AGM and under our SEDAR profile at www.sedar.com. The Circular contains important information about the Meeting, who can vote and how to vote.

Please read the Circular carefully before voting.

If you will not be attending the meeting in person, we request that you read, date and sign the accompanying proxy and deliver it to our transfer agent, Computershare Investors Services Inc. ("**Computershare**"). If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, by 10:00 a.m. (Pacific Time) on Friday, June 21, 2019 (or before 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment of the Meeting at which the proxy is to be used), then the shareholder will not be entitled to vote at the Meeting by proxy.

If you would like us to send you a paper copy of the Meeting Materials, please contact Mal Karwowska, our Vice President, Corporate Development and Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com. In order for you to receive the Meeting Materials in advance of the proxy deposit deadline date and the date of the Meeting, we must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy deposit deadline date and time.

BY ORDER OF THE BOARD OF DIRECTORS,

(signed) "Keith Neumeyer"

Keith Neumeyer
Chairman of the Board

Vancouver, British Columbia
May 15, 2019

2019 Management Information Circular

> Throughout this document, the terms *we, us, our, the Company* and *First Mining* mean First Mining Gold Corp. and its subsidiaries, in the context.

You have received this management information circular (the "**Circular**") because our records indicate you held common shares ("**Common Shares**") of First Mining as of the close of business on May 10, 2019 (the "**Record Date**") and we are sending this Circular to you in connection with the 2019 annual general meeting of our shareholders to be held on June 25, 2019 (the "**Meeting**").

We encourage you to vote at the Meeting in person or by proxy. On behalf of management of the Company, we will be soliciting votes for this Meeting and any meeting that is reconvened if it is postponed or adjourned. The cost of solicitation will be borne by the Company.

This Circular is dated May 15, 2019. Unless otherwise stated, all information in this Circular is current as of May 15, 2019, and all dollar figures are in Canadian dollars.

The notice and access notification regarding the Meeting is being mailed to you on May 17, 2019 with a proxy or voting instruction form, in accordance with applicable laws.

Notice & Access Process

We are using the notice and access model ("**Notice and Access**") provided under National Instrument 54–101 *Communication with Beneficial Owners of Securities of a Reporting Issuer* for the delivery to our shareholders of the Notice of Meeting, this Circular, the audited consolidated annual financial statements of First Mining for the year ended December 31, 2018 and the accompanying management's discussion and analysis thereon (collectively, the "**Meeting Materials**"). We have adopted the Notice and Access delivery model in order to further our commitment to environmental sustainability and to reduce our printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details regarding the date, location and purpose of the Meeting, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

How to request printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Circular on SEDAR.

Registered shareholders may make their request by contacting Mal Karwowska, our Vice President, Corporate Development and Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com.

Non-registered shareholders may make their request online at www.proxyvote.com or by telephone at 1.877.907.7643 (North America) or 905.507.5450 (Non N. America) by entering the 16-digit control number located on their voting instruction form and following the instructions provided.

To receive the Meeting Materials in advance of the proxy deposit deadline date and the date of the Meeting, First Mining must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy deposit deadline date and time.

About the Meeting

Items of business

1. Receive our audited consolidated annual financial statements for the financial year ended December 31, 2018 and the auditor's report thereon (see page 9).

Our audited consolidated annual financial statements for the financial year ended December 31, 2018, and the auditor's report thereon are available on our website at www.firstmininggold.com/investors/reports-filings/financials and under our SEDAR profile at www.sedar.com.

2. Fix the number of directors to be elected at the Meeting at six (see page 9).

Our board of directors (the "**Board**") currently consists of six directors and we propose to fix the number of directors at six for the ensuing year.

Our transfer agent and registrar is Computershare Investor Services Inc. ("**Computershare**").

They will act as scrutineer of the Meeting and will be responsible for counting the votes on our behalf.

3. Elect six directors to our Board to hold office for the ensuing year (see page 9).

We have nominated the following individuals as directors for the ensuing year:

- Keith Neumeyer
- Michel Bouchard
- Christopher Osterman
- Raymond Polman
- David Shaw
- Daniel Wilton

Each of the above six director nominees is well qualified to serve on our Board and has expressed his willingness to do so. Our directors are elected for a one-year term, which expires at the end of our 2020 annual general meeting, unless the person ceases to be a director before then.

4. Re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as our independent auditor for the ensuing year and authorize our directors to set the auditor's pay (see page 14).

We have recommended that PricewaterhouseCoopers LLP ("**PwC**") be re-appointed as our independent auditor and serve until the end our 2020 annual general meeting.

5. Approve share-based compensation plan (see page 14).

We are proposing to adopt a share-based compensation plan to reflect Toronto Stock Exchange (the "**TSX**") best practices and to allow for the grant of other types of equity incentive awards in order to better incentivize our directors, officers, employees, management and others who provide services to First Mining to act in the best interests of the Company.

6. Transact such other business that is properly brought before the Meeting (see page 30).

We'll also consider other matters that properly come before the Meeting. As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting, other than as set forth above.

Quorum and approval

We need a quorum of shareholders to transact business at the Meeting. Under our articles, a quorum is two or more persons who are, or represent by proxy, shareholders holding, in the aggregate, at least 5% of the Common Shares entitled to be voted at the Meeting.

We require a simple majority (50% plus 1) of the votes cast at the Meeting to approve all items of business, unless otherwise stated.

Record date

We have fixed May 10, 2019 as the Record Date for determining the registered shareholders who will be entitled to notice of the Meeting, and any adjournment or postponement of the Meeting, and who will be entitled to vote at the Meeting.

Shares and outstanding principal holders

Our authorized capital consists of an unlimited number of Common Shares without par value, each carrying the right to one vote. On a vote by show of hands, every person present at the Meeting who is a shareholder or proxyholder and entitled to vote on the matter has one vote and, on a poll, every shareholder entitled to vote on the matter has one vote in respect of each Common Share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

We had a total of 558,531,116 Common Shares outstanding at the close of business on the Record Date.

To the knowledge of our directors and executive officers, no persons or companies beneficially own, or control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares as of the Record Date.

Our Common Shares are listed on:

- the TSX under the symbol "FF";
- the US OTC-QX market under the symbol "FFMGF"; and
- the Frankfurt Stock Exchange under the symbol "FMG".

Interest of certain persons in matters to be acted upon

Other than as described elsewhere in this Circular, none of the following individuals has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the approval of the amended and restated stock option plan:

- each person who has been a director or executive officer of the Company at any time since January 1, 2019;
- the nominees for director; or
- any associate or affiliate of any of the above.

Interest of informed persons in material transactions

We are not aware of any informed person (as defined in National Instrument 51-102 *Continuous Disclosure Obligations*) of the Company, or any proposed director, or any associate or affiliate of the foregoing, who has a direct or indirect material interest in any transaction we entered into since January 1, 2019 or any proposed transaction, which has materially affected or would materially affect the Company or its subsidiaries.

Voting

Who can vote?

You are entitled to receive notice of and vote at the Meeting if you held Common Shares as of the close of business on May 10, 2019, the Record Date for the Meeting.

How to vote?

You can vote by proxy or you can attend the Meeting and vote your Common Shares in person.

Voting by proxy is the easiest way to vote because you're appointing someone else (called your proxyholder) to attend the Meeting and vote your Common Shares for you.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered shareholder.

Registered Shareholders

You are a *registered shareholder* if you hold a share certificate in your name.

Voting by proxy

Keith Neumeyer, Chairman of the Board, or failing him, Daniel Wilton, Chief Executive Officer, have agreed to act as the First Mining proxyholders.

You can appoint someone other than First Mining's proxyholders to represent you at the Meeting and vote on your behalf. If you want to appoint someone else, print the name of the person you want as your proxyholder in the space provided on the enclosed proxy form. This person need not be a shareholder.

Your proxyholder must vote your Common Shares or withhold your vote, as applicable, according to your instructions on any ballot that may be called for and, if you specify a choice on any matter to be acted upon, your Common Shares will be voted accordingly. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote as he or she sees fit.

If you appoint the First Mining proxyholders but do not tell them how to vote your Common Shares, your Common Shares will be voted as follows:

The voting process is different depending on whether you are a registered shareholder or a non-registered shareholder.

You're a *registered shareholder* if your name appears on your share certificate.

You're a *non-registered shareholder* if your bank, trust company, securities broker, trustee or other financial institution holds your Common Shares (your *nominee*). This means the Common Shares are registered in your nominee's name, and you are the *beneficial* shareholder.

- **FOR** fixing the number of directors at six;
- **FOR** electing the six nominated directors listed on the proxy form and in this Circular;
- **FOR** re-appointing PwC as the independent auditor and **FOR** authorizing the Board to set the auditor's pay; and
- **FOR** approving the share-based compensation plan.

This is consistent with the voting recommendations by management and the Board. **If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the First Mining proxyholders will vote according to management's recommendation.**

If you appoint someone other than the First Mining proxyholders to be your proxyholder, that person must attend and vote at the Meeting for your vote to be counted.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholders' attorney with proof that they are authorized to sign. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

If you are voting by proxy, you may vote:

- on the internet
- by telephone;
- by fax; or
- by mail.

Computershare must receive your proxy by 10:00 a.m. (Pacific Time) on June 21, 2019 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting. The chairman of the Meeting has the discretion to accept late proxy forms without notice.

Voting your proxy using the internet

This is the most efficient and convenient way to vote your Common Shares.

Go to www.investorvote.com and follow the instructions on the screen. You will need to input your 15-digit control number, which appears on the first page of your proxy form.

Voting your proxy by telephone

You may vote your Common Shares using the telephone by dialling the following toll-free number from a touch tone telephone: 1.866.732.8683. If you vote using the telephone, you will need your 15-digit control number, which appears on the first page of your proxy form.

Voting your proxy by fax or mail

Complete your proxy form, including the section on declaration of residency, sign and date it, and send it to Computershare by fax to 1.866.249.7775 (within North America) or 1.416.263.9524 (outside North America) or mail it to:

> Computershare Investor Services Inc.
> Attention: Proxy Department
> 100 University Avenue, 8th Floor
> Toronto, ON M5J 2Y1

Attending the Meeting and voting in person

If you will be attending the Meeting in person, do not complete the enclosed proxy form. Instead, simply register with a representative from Computershare when you arrive at the Meeting.

Non-Registered Shareholders

Only registered shareholders of First Mining, or the persons they appoint as their proxyholders, are permitted to vote at the Meeting. Most shareholders of First Mining are non-registered shareholders because the Common Shares they own are not registered in their names. Common Shares beneficially owned by a non-registered shareholder are registered either:

(i) in the name of an intermediary ("**Intermediary**") that the non-registered shareholder deals with in respect of the non-registered shareholder's Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, First Mining has distributed copies of the Notice and Access notification, the Meeting Materials and the form of proxy (which includes a place to request copies of this Circular and annual and/or interim financial statements and MD&A or to waive the receipt of such documents) to the Intermediaries and clearing agencies for distribution to non-registered shareholders.

Intermediaries are required to forward the Notice and Access notification to non-registered shareholders unless a non-registered shareholder has requested paper copies (in which case the Intermediary will forward the Meeting Materials to the non-registered shareholder). Intermediaries often use service companies to forward the Notice and Access notification and Meeting Materials to non-registered shareholders.

<u>Voting using the voting instruction form or proxy form</u>

Generally, non-registered shareholders who have not waived the right to receive the Meeting Materials will either:

(i) be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary or its service company, will constitute your voting instructions (often called a "**voting instruction form**" or a "**VIF**") which the Intermediary must follow. Typically, the voting instruction form will consist of a one or two page pre-printed form; or

(ii) be given a proxy form **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the non-registered shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered shareholder when submitting the proxy.

In either case, the purpose of these procedures is to enable non-registered shareholders to direct the voting of the Common Shares of First Mining that they beneficially own.

If you do not plan to attend the Meeting and vote in person, **carefully follow the instructions of your Intermediary in order to submit the voting instructions for your Common Shares, including those regarding when and where the completed VIF or proxy form (as applicable) is to be delivered.**

Your Intermediary may have also provided you with the option of voting by telephone or fax or through the internet.

<u>Attending the Meeting and voting in person</u>

If you wish to vote in person at the Meeting, insert your name in the space provided for the proxyholder appointment in the VIF or proxy form (as applicable), and return it as instructed by your Intermediary. Do not complete the voting section of the VIF or proxy form, since you will vote in person at the Meeting.

Your Intermediary may have also provided you with the option of appointing yourself or someone else to attend and vote on your behalf at the Meeting through the internet. When you arrive at the Meeting, make sure you register with a representative from Computershare so your voting instructions can be taken at the Meeting.

Your Intermediary must receive your voting instructions in sufficient time for your Intermediary to act on them. Computershare must receive proxy vote instructions from your Intermediary by no later than 10:00 a.m. (Pacific Time) on Friday, June 21, 2019, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting.

How to change your vote?

The process for changing your vote after it has been submitted differs for registered and non-registered shareholders.

Registered Shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written notice of revocation signed by you, or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written notice of revocation must have the seal of the corporation or association, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the written notice of revocation.

We must receive the written notice of revocation any time up to and including the last business day before the day of the Meeting, or the day the Meeting is reconvened if it was postponed or adjourned.

Send the signed written notice to:

First Mining Gold Corp.
Suite 1800 – 925 West Georgia Street
Vancouver, British Columbia V6C 3L2
Attention: Samir Patel, General Counsel & Corporate Secretary

You can also give your written notice to the chairman of the Meeting on the day of the Meeting. If the Meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you've sent in your completed proxy form and since decided that you want to attend the Meeting and vote in person, you need to revoke the proxy form before you are able to vote at the Meeting.

Non-Registered Shareholders

You can revoke your prior voting instructions by providing new instructions on a VIF or proxy form with a later date, or at a later time in the case of voting by telephone or through the internet, provided that your new instructions are received by your Intermediary in sufficient time for your Intermediary to act on them before 10:00 a.m. (Pacific Time) on June 21, 2019, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting.

Who processes the votes?

Our transfer agent, Computershare, or its authorized agents count and tabulate the votes on our behalf.

Particulars of the Matters to be Acted Upon

1. Receipt of audited consolidated financial statements

Our audited consolidated annual financial statements for the financial year ended December 31, 2018, and the auditor's report thereon will be presented to the Meeting. A copy is available on our website at www.firstmininggold.com/investors/reports-filings/financials and under our SEDAR profile at www.sedar.com.

The audited consolidated annual financial statements, auditor's report thereon and management's discussion and analysis ("**MD&A**") for the financial year ended December 31, 2018 have been mailed to registered shareholders who have indicated to us that they wish to receive these documents.

2. Fix the number of directors to be elected at the Meeting at six

Our Board presently consists of six directors and we propose to fix the number of directors at six for the ensuing year. If there are more nominees for election then there are vacancies to fill, those nominees receiving the greatest number of votes will be elected until all such vacancies have been filled.

In the absence of instructions to the contrary, the First Mining proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR fixing the number of directors at six for the ensuing year.

3. Election of directors for the ensuing year

We have nominated the six current directors of the Company as the six individuals to stand for re-election as directors, based on their mix of skills and experience that we believe are necessary to effectively fulfill the Board's duties and responsibilities.

Each of our directors is elected annually and holds office until the end of the next annual general meeting of shareholders, unless that person ceases to be a director before then. Each of the nominated directors has confirmed his willingness to serve on the Board for the next year.

In the absence of instructions to the contrary, the First Mining proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR each of the six nominees for director listed in this Circular.

About the Nominated Directors

The following three pages provide information on the six director nominees as of the date of this Circular, including:

- their province or state and country of residence;
- their position with the Company;
- the period or periods during which each has served as a director of the Company;
- their membership on committees of the Board;

- their principal occupation, business or employment; and
- the current equity ownership consisting of Common Shares beneficially owned, or controlled or directed, directly or indirectly, of each director and of each director's associates or affiliates (certain of the aforementioned information has been provided to us by the nominees themselves).

Director	Board committees	Principal occupation or employment for past five years
 **Keith Neumeyer** Zug, Switzerland Chairman since March 30, 2015	Audit Committee Compensation Committee Corporate Governance Committee	Director and Chairman of First Mining since March 2015 November 2001 to present – Founder, President and Chief Executive Officer, First Majestic Silver Corp. (mining company) December 1998 to present – Director, First Majestic Silver Corp. (mining company)

Ownership of Securities:	*10,955,313 shares*	*356,129 warrants*	*6,890,000 options*

Director	Board committees	Principal occupation or employment for past five years
 **Michel Bouchard** Québec, Canada Director since April 8, 2016	Audit Committee Compensation Committee (chair)	Director of First Mining since April 2016 September 2016 to present – Director, SIRIOS Resources Inc. (mining company) July 2016 to present – Chairman, Monarques Gold Corp. (mining company) May 2013 to present – Director, Cartier Resources Inc. (mining company) November 2011 to April 2016 – President, Chief Executive Officer and a Director of Clifton Star Resources Inc. (mining company)

Ownership of Securities:	*578,000 shares*	*15,000 warrants*	*1,925,000 options*

Director	Board committees	Principal occupation or employment for past five years
 **Chris Osterman, Ph.D.** Tucson, Arizona USA Director since March 30, 2015	None	Director of First Mining since March 2015 January 2018 to April 2019 – Chief Operating Officer of First Mining March 2015 to January 2018 – Chief Executive Officer of First Mining September 2011 to March 2015 – Chief Executive Officer, Sundance Minerals Ltd. (private mining company) April 2007 to March 2015 – President, Sundance Minerals Ltd. (private mining company)

Ownership of Securities:	*1,760,084 shares*	*8,500 warrants*	*7,265,000 options*

Director	Board committees	Principal occupation or employment for past five years
 **Raymond L. Polman, CPA, CA** Vancouver, British Columbia, Canada Director since March 30, 2015	Audit Committee (chair) Corporate Governance Committee	Director of First Mining since March 2015 February 2007 to present – Chief Financial Officer of First Majestic Silver Corp. (mining company)

Ownership of Securities:	*358,333 shares*	*NIL warrants*	*2,175,000 options*

Director	Board committees	Principal occupation or employment for past five years
 **David Shaw, Ph.D.** Vancouver, British Columbia, Canada Director since March 30, 2015 (director of the predecessor company, Albion Petroleum Ltd., since April 5, 2005)	Compensation Committee Corporate Governance Committee (chair)	Director of First Mining since March 2015 December 2018 to present – Director of Cerro de Pasco Resources Inc. (mining company) June 2014 to present – Director of Medallion Resources Ltd. (mining company) December 2010 to present – Director of Great Quest Fertilizer Ltd. (mining company) January 2005 to present – Director, First Majestic Silver Corp. (mining company) June 2000 to present – President of Duckmanton Partners Ltd. (consulting business) November 2013 to July 2014 – Director of Global Strategic Metals NL (capital pool company) April 2005 to March 2015 – President and Director of Albion Petroleum Ltd. (capital pool company)

Ownership of Securities: *987,333 shares* *50,000 warrants* *2,575,000 options*

Director	Board committees	Principal occupation or employment for past five years
 **Daniel Wilton** Vancouver, British Columbia, Canada Director since January 7, 2019	None	Director of First Mining since January 2019 Chief Executive Officer and a Director of First Mining since January 7, 2019 December 2018 to present – Director of South Star Mining Corp. (mining company) December 2018 to present – Director of Magna Mining Corp. (mining company) September 2010 to present – Director of Providence Health Care (non-profit health care provider) February 2013 to April 2018 – Partner of Pacific Road Capital Management Pty Ltd (global private equity investment firm)

Ownership of Securities: *240,000 shares* *NIL warrants* *5,000,000 options*

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Corporate Cease Trade Orders or Bankruptcies, Penalties or Sanctions

No proposed director:

- is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including ours) that: (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "**order**") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

- is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including ours) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

- has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of the proposed directors:

- has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority;

- has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director; or

- has entered into a settlement agreement with any securities regulatory authority.

Skills and Experience

We believe it is important for directors to have experience in senior management, governance, compensation, finance, environment, health and safety, and to participate with public company boards as an advisor, director or member of management to effectively fulfill their duties and responsibilities as a member of our Board.

Our Board reviews the slate of nominated directors every year to determine whether it still reflects the mix of skills, background and experience it believes is necessary for fulfilling its duties and responsibilities in overseeing First Mining's strategic direction, management and affairs.

We believe that the directors who have been nominated for election at the Meeting are well qualified to represent the interests of shareholders and appropriately address our business needs, and **we recommend that our shareholders vote FOR the six director nominees set out herein.**

Advance Notice Provisions

Pursuant to Article 14.2 of First Mining's Articles, any additional director nominations for an annual general meeting must be received by the Company, not less than 30 nor more than 65 days prior to the date of the meeting. Unless nominations are received in accordance with our Articles by May 24, 2019, being the date which is 30 days prior to the Meeting, management's nominees for election as directors set forth above shall be the only nominees eligible to stand for election at the Meeting.

Majority Voting Policy

Our Board has adopted a majority voting policy. Unless there is a contested election, a director who receives more withhold votes than votes "for", will immediately submit his or her resignation to the Board. The compensation and nominating committee of the Board (the "**Compensation and Nominating Committee**") will review the matter and recommend to the Board whether to accept the resignation. The resignation will be effective once it has been accepted by the Board. The director will not participate in any deliberations on the matter. We expect to accept the resignation unless there is some special circumstance that warrants the director stay on the Board. In any case, the Board shall determine whether or not to accept the resignation within 90 days of the relevant annual shareholders' meeting and the Company will promptly issue a news release communicating the Board's decision. If the Board determines not to accept a resignation, the news release will fully state the reasons for that decision.

4. Appointment of auditor

At the Meeting, shareholders will be asked to appoint First Mining's auditor for the ensuing year. Our current auditor, PwC, will be nominated at the Meeting for re-appointment as the Company's auditor at such remuneration to be fixed by the Board.

In the absence of instructions to the contrary, the First Mining proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR re-appointing PwC as our independent auditor for the ensuing year, and FOR authorizing the directors to fix the auditor's pay.

5. Approval of share-based compensation plan

At the Meeting, our shareholders will be asked to approve a share-based compensation plan (the "**Share-Based Compensation Plan**"), subject to regulatory approval, and as more particularly described below.

First Mining's existing amended and restated stock option plan (the "**Current Plan**") was last approved by our shareholders on June 12, 2018 to comply with the TSX's rules and policies, following our graduation from the TSX-V to the TSX in 2017.

Our Board has deemed it appropriate to replace the Current Plan with the Share-Based Compensation Plan to reflect TSX best practices and to allow for the grant of other types of equity incentive awards. Our Board is of the view that the Share-Based Compensation Plan is required in order to provide additional incentive to the directors, officers, employees, management and others who provide service to First Mining to act in the best interests of the Company. We are therefore seeking approval from the shareholders at the Meeting for the adoption of the Share-Based Compensation Plan.

There are currently 48,277,500 stock options outstanding under the Current Plan representing approximately 8.64% of our current outstanding Common Shares. If the Share-Based Compensation Plan is approved, all prior options granted under the Current Plan will continue to be governed by the terms of the Current Plan; however, all future incentive awards granted by First Mining thereafter will be governed by the Share-Based Compensation Plan. If the Share-Based Compensation Plan is approved, an additional 7,575,611 Common Shares (representing approximately 1.36% of our current outstanding Common Shares) will be available for issue in respect of awards granted under the Share-Based Compensation Plan, which, when combined with the number of Common Shares available for issue upon the exercise of the outstanding options that were granted under the Current Plan, represents 10% of our current outstanding Common Shares.

If the Share-Based Compensation Plan is not approved at the Meeting, previously granted options granted under the Current Plan will be unaffected, and the Current Plan will remain in full force and effect until June 12, 2021.

The material terms of the Share-Based Compensation Plan are set out below (we encourage our shareholders to review the full text of the Share-Based Compensation Plan, which is attached as Appendix "A" to this Information Circular). Capitalized words used in this summary and not otherwise defined have the meaning ascribed to them in the Share-Based Compensation Plan.

- Maximum Number of Shares Issuable – The maximum number of Common Shares issuable under the Share-Based Compensation Plan, together with the number of Common Shares issuable under any other security-based compensation arrangements of the Company, shall not in the aggregate exceed 10% of the issued and outstanding Common Shares of the Company.

- Types of Awards – Pursuant to the Share-Based Compensation Plan, the Company may issue Bonus Shares, Options, Restricted Share Units, Performance Share Units and Deferred Share Units.

- Plan Limits – When combined with all of the Company's other security-based compensation arrangements, the Share-Based Compensation Plan shall not result in:

    - the number of Common Shares issuable to any one person at any time exceeding 5% of the issued and outstanding Common Shares;

    - the number of Common Shares issued to Insiders within a one-year period exceeding 10% of the issued and outstanding Common Shares; or

- the number of Common Shares issuable to Insiders at any time exceeding 10% of the issued and outstanding Common Shares.

In addition, the Share-Based Compensation Plan shall not result in the number of Common Shares issuable to any one non-executive director within a one-year period exceeding an Award value of $150,000 per such non-executive director, of which no more than $100,000 may comprise Options based on a valuation method acceptable to the Board.

Bonus Shares

- Bonus Shares may be granted to Participants as a discretionary bonus at such time or times as will be determined by the Board by resolution, pursuant to recommendations of the Board from time to time. All Bonus Shares shall be issued at the Market Price in effect on the date of grant.

Options

- Stock Option Terms and Exercise Price – The number of Common Shares subject to each Option grant, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each Option shall in no event be lower than the Market Price of the Common Shares on the grant date.

- Term – Unless otherwise specified at the time of grant, Options shall expire 10 years from the date of grant, unless terminated earlier in accordance with the Share-Based Compensation Plan. Options that otherwise expire during a trading blackout shall be extended until ten trading days following the expiration of the blackout period.

- Vesting Schedule – Options vest and become exercisable in 25% increments on: (i) the grant date (or the date of expiry of the probationary period for new hires); (ii) the 6 month anniversary of the grant date; (iii) the 12 month anniversary of the grant date; and (iv) the 18 month anniversary of the grant date.

- Exercise of Option – A participant may exercise vested Options by (i) payment of the exercise price per Share subject to each Option (which will in no circumstances be lower than the Market Price), or (ii) if permitted by the Board, on a cashless basis by receiving that number of Common Shares equal to the current Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the current Market Price, as the denominator.

- Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Options will vest and expire in accordance with Section 5.5 of the Share-Based Compensation Plan. A summary of these provisions is contained in the table below:

(a) If the Participant is an Employee:

Reason for Termination	Vesting	Expiry of Option
Death or Disability	Unvested Options will automatically vest in full as of the date of death or Disability and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) one year from the date of death or Disability of the Participant.
Change in Control	Options will vest in accordance with Section 12 of the Share-Based Compensation Plan.	Options expire in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to be Employed for Employee Cause Event	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.	The expiry date of the Options will be the date the Participant ceases to be an Employee.
Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) one year from the date of retirement.
Ceasing to be Employed but continues to be engaged as a Director or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.
Ceasing to be Employed other than as set out above	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) the 90th day following the date the Participant

Reason for Termination	Vesting	Expiry of Option
		ceases to be an Employee.

(b) If the Participant is a Director:

Reason for Termination	Vesting	Expiry of Option
Death or Disability	Unvested Options will automatically vest in full as of the date of death or Disability and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) one year from the date of death or Disability of the Participant.
Change in Control	Options will vest in accordance with Section 12 of the Share-Based Compensation Plan.	Options expire in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.
Ceasing to Hold Office for Director Cause Event	Any Options held by Participant on the date the Participant ceases to be a Director which are unvested as of such date will not vest.	The expiry date of the Options will be the date the Participant ceases to be a Director.
Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) one year from the date the Participant ceases to be a Director.

Reason for Termination	Vesting	Expiry of Option
Ceasing to Hold Office other than as set out above	All unvested Options of the Participant will immediately vest and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) the 90th day following the date the Participant ceases to be a Director.

(c) If the Participant is a Consultant:

Reason for Termination	Vesting	Expiry of Option
Death or Disability	Subject to the discretion of the Board, Options held by a Participant on the date of death or Disability and which are unvested as of such date will not vest.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) one year from the date of death or Disability of the Participant.
Change in Control	Options will vest in accordance with Section 12 of the Share-Based Compensation Plan.	Options expire in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to be a Consultant due to completion/termination of contract	Any Options which are unvested as of the date the Participant ceases to be a Consultant will not vest, unless determined otherwise by the Board	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) the 90th day following the date the Participant ceases to be a Consultant
Ceasing to be a Consultant due to completion/termination of contract but continues to be	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Reason for Termination	Vesting	Expiry of Option
engaged as a Director or Employee		
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options.	The Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options.

Restricted Share Units and Performance Share Units

- Terms – Restricted Share Units and Performance Share Units are notional securities that entitle the recipient to receive cash or Common Shares at the end of a vesting period. Vesting of Performance Share Units is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of shareholders. The terms applicable to Restricted Share Units and Performance Share Units under the Share-Based Compensation Plan (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant's account) are determined by the Board at the time of the grant.

- Vesting – Unless otherwise provided, Restricted Share Units typically vest in three equal instalments on the first three anniversaries of the date the Restricted Share Unit was granted. Unless otherwise noted, Performance Share Units shall vest as at the date that is the end of their specified performance cycle, subject to any performance criteria having been satisfied.

- Settlement – On settlement, the Company shall, for each vested Restricted Share Unit or Performance Share Unit being settled, deliver to a Participant either (a) one Share, (b) a cash payment equal to the Market Price of one Share as of the vesting date, or (c) any combination of cash and Common Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

- Dividend Equivalents – As dividends are declared, additional Restricted Share Units and Performance Share Units may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

- Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Restricted Share Units and Performance Share Units will be treated in accordance with Section 7.6 and 6.6 of the Share-Based Compensation Plan respectively. A summary of these provisions is contained in the tables below:

(a) Restricted Share Units – If the Participant is an Employee:

Reason for Termination	Treatment of Restricted Share Units
Death or Disability	Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.
Change in Control	Restricted Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to be Employed for Employee Cause Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.
Mandatory Retirement	Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will vest and be settled as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.
Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.
Ceasing to be Employed other than as set out above	Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will vest and be settled as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(b) Restricted Share Units – If the Participant is a Director:

Reason for Termination	Treatment of Restricted Share Units
Death or Disability	Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Restricted Share Units that would have vested on the next vesting date following the date of death or Disability will vest and be settled as of the date of death or disability, prorated to reflect the actual period between the Grant Date and the date of death or Disability. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date of death or Disability.
Change in Control	Restricted Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.
Ceasing to Hold Office for Director Cause Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.
Ceasing to Hold Office other than as set out above including Mandatory Retirement	Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date of the Participant ceases to be a Director. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director will vest and be settled as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(c) Restricted Share Units – If the Participant is a Consultant:

Reason for Termination	Treatment of Restricted Share Units
Death or Disability	Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled as of the date of death. Outstanding Restricted Share Units that were not vested on

Reason for Termination	Treatment of Restricted Share Units
	or before the date of death or Disability will in all respects terminate as of the date of death or Disability.
Change in Control	Restricted Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to be a Consultant due to completion/termination of contract	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.
Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Restricted Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Restricted Share Units.

(d) Performance Share Units – If the Participant is an Employee:

Reason for Termination	Treatment of Performance Share Units
Death or Disability	Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.
Change in Control	Performance Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to be Employed for Employee Cause Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.

Reason for Termination	Treatment of Performance Share Units
Mandatory Retirement	Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be an Employee, based on the Participant's performance for the applicable performance period(s) up to the date the Participant ceases to be an Employee, will be settled as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.
Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.
Ceasing to be Employed other than as set out above	Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be an Employee, based on the Participant's performance for the applicable performance period(s) up to the date the Participant ceases to be an Employee, will be settled as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(e) Performance Share Units – If the Participant is a Director:

Reason for Termination	Treatment of Performance Share Units
Death or Disability	Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will vest and be settled as of the date of death or Disability, prorated to reflect the actual period between

Reason for Termination	Treatment of Performance Share Units
	the commencement of the performance cycle and the date of death or disability, based on the Participant's performance for the applicable performance period(s) up to the date of death or Disability. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date of death or Disability.
Change in Control	Performance Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.
Ceasing to Hold Office for Director Cause Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.
Ceasing to Hold Office other than as set out above including Mandatory Retirement	Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date the Participant ceases to be a Director. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be a Director, based on the Participant's performance for the applicable performance period(s) up to the date the Participant ceases to be a Director, will be settled as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(f) Performance Share Units – If the Participant is a Consultant

Reason for Termination	Treatment of Performance Share Units
Death or Disability	Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Reason for Termination	Treatment of Performance Share Units
Change in Control	Performance Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to be a Consultant due to completion/termination of contract	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.
Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Performance Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Performance Share Units.

Deferred Share Units

- Terms – A Deferred Share Unit is a notional security that entitles the recipient to receive cash or Common Shares upon termination of the holder from all positions with the Company The terms applicable to Deferred Share Units under the Share-Based Compensation Plan (including whether dividend equivalents will be credited to a Participant's DSU Account) are determined by the Board at the time of the grant.

  Under the Share-Based Compensation Plan, the Board may grant discretionary Deferred Share Units and mandatory or elective Deferred Share Units that are granted as a component of a non-executive director's annual retainer or an officer or employee's annual incentive.

- Vesting – Unless otherwise provided, mandatory or elective Deferred Share Units vest immediately and the Board determines the vesting schedule for discretionary Deferred Share Units at the time of grant.

- Settlement – Deferred Share Units may only be settled after the DSU Separation Date. At the grant date, the Board shall stipulate whether the Deferred Share Units are paid in cash, Common Shares, or a combination of both, in an amount equal to the Market Price of the notional Common Shares represented by the Deferred Share Units in the Participant's DSU Account.

- Credit to Account – As dividends are declared, additional Deferred Share Units may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by

dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

- Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Deferred Share Units will be treated in accordance with Section 8.6 of the Share-Based Compensation Plan. A summary of these provisions for Directors and Employees is contained in the table below:

(a) If the Participant is an Employee:

Reason for Termination	Treatment of Deferred Share Units
Death or Disability	Outstanding Deferred Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Deferred Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.
Change in Control	Deferred Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to be Employed for Employee Cause Event	Outstanding Deferred Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.
Mandatory Retirement	Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Deferred Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will be settled as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.
Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.
Ceasing to be Employed other than as set out above	Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Deferred Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will be settled as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units will in

Reason for Termination	Treatment of Deferred Share Units
	all respects terminate as of the date the Participant ceases to be an Employee.

(b) If Participant is a Director:

Reason for Termination	Treatment of Deferred Share Units
Death or Disability	Outstanding Deferred Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Deferred Share Units that were not vested on or before the date of death or Disability will vest and be settled as of the date of death, prorated to reflect the actual period between the Grant Date and the date of death or Disability. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date of death or Disability.
Change in Control	Deferred Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.
Ceasing to Hold Office for Director Cause Event	Outstanding Deferred Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.
Ceasing to Hold Office other than as set out above including Mandatory Retirement	Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date the Participant ceases to be a Director. Outstanding Deferred Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director will be settled as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(c) If the Participant is a Consultant:

Reason for Termination	Treatment of Deferred Share Units
Death or Disability	Outstanding Deferred Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Deferred Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.
Change in Control	Deferred Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to be a Consultant due to completion/termination of contract	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.
Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Deferred Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Deferred Share Units.

General

- Assignment – Awards under the Share-Based Compensation Plan are non-assignable and non-transferable other than to a Participant's Personal Representatives.

- Amendments Not Requiring Shareholder Approval - The Board may amend the Share-Based Compensation Plan or Awards at any time, provided, however, that no such amendment may materially and adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any such amendment will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may make certain amendments to the Share-Based Compensation Plan or Awards without obtaining the approval of the shareholders of the Company including, but not limited to:

  (a) altering, extending or accelerating the terms and conditions of vesting of any Awards;

(b) a change to the termination provisions of the Share-Based Compensation Plan or any Award which does not entail an extension beyond the original expiry date;

(c) amending or modifying the mechanics of exercise or settlement of Awards;

(d) effecting amendments of a "housekeeping" or ministerial nature (i.e. any amendment necessary to comply with the provisions of applicable laws or rules, regulations and policies of the TSX);

(e) effecting amendments respecting the administration of the Share-Based Compensation Plan;

(f) effecting amendments necessary to suspend or terminate the Share-Based Compensation Plan;

(g) amending the change of control provisions of the Share-Based Compensation Plan, provided that any amendment does not allow Participants to be treated any more favourably than other holders of shares with respect to the consideration that the Participants would be entitled to receive for their Common Shares upon a Change in Control;

(h) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX) or that is not expected to materially adversely affect the interests of the shareholders of the Company.

- Amendments Requiring Shareholder Approval - Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

(a) any increase in the number of shares issuable under the Share-Based Compensation Plan or the percentage limit set out in Section 4.4 of the Share-Based Compensation Plan, except such increases by operation of Sections 4.1 or 11 of the Share-Based Compensation Plan;

(b) with respect to Options, any reduction in the exercise price of an Option or the cancellation and reissue of an Option;

(c) any extension of (i) the term of an Option beyond its original expiry date or (ii) the date on which a Performance Share Unit, Restricted Share Unit or Deferred Share Unit will be forfeited or terminated in accordance with its terms, except as may be effected in connection with a blackout period;

(d) any amendment to permit the transfer or assignment of an Award other than for normal estate settlement purposes;

(e) any amendment to the insider participation limits or non-executive director limits under the Share-Based Compensation Plan or any amendment to the amendment sections of the Share-Based Compensation Plan; and

(f) any amendment required to be approved by shareholders under applicable law or pursuant to the rules, regulations and policies of the TSX.

Financial Assistance – The Share-Based Compensation Plan provides that the Company may not offer financial assistance in respect of the exercise of any Award.

At the Meeting, shareholders will be asked to pass an ordinary resolution approving the adoption of the Share-Based Compensation Plan in the following form:

"BE IT RESOLVED as an ordinary resolution that:

1. the Company's proposed share-based compensation plan (the "**Share-Based Compensation Plan**"), as described in the Information Circular dated May 15, 2019, including reserving for issuance under the Share-Based Compensation Plan, together with the number of shares issuable under any other security-based compensation arrangements of the Company, at any time a maximum of 10% of the issued and outstanding common shares of the Company for issuance from time to time pursuant to the exercise or settlement of awards thereunder is hereby authorized and approved;

2. the Company be and is hereby authorized to grant awards under the Share-Based Compensation Plan until June 25, 2022, being the date that is three years from the date hereof; and

3. the Company be and is hereby authorized to prepare such documents and make such submissions as the Company may be required to make to give effect to this resolution."

Shareholders may vote FOR or AGAINST the above resolution. An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy. If the Share-Based Compensation Plan is not approved at the Meeting, previously granted options granted under the Current Plan will be unaffected, and the Current Plan will remain in full force and effect until June 12, 2021.

We recommend that our shareholders vote FOR this resolution.

In the absence of instructions to the contrary, the First Mining proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR approving the Share-Based Compensation Plan.

6. Other business

As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting other than as set forth above. If other items of business are properly brought before the Meeting, the First Mining proxyholders intend to vote on such items in accordance with management's recommendation.

Corporate Governance

National Policy 58-201 *Corporate Governance Guidelines* establishes corporate governance guidelines that apply to all public companies (the "**Guidelines**"), and has been used by First Mining in adopting its corporate governance practices. National Instrument 58-101 *Disclosure of Governance Practices* requires us to disclose in this Circular certain information regarding our corporate governance guidelines.

Our Board and management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. Our approach to corporate governance is set out below.

Our Board

Management is nominating six individuals to the Board, all of whom are current directors of the Company.

The Guidelines suggest that the board of directors of every public company should be constituted with a majority of individuals who qualify as "independent" directors under National Instrument 52-110 *Audit Committees* ("**NI 52-110**"), which provides that a director is independent if he or she has no direct or indirect "material relationship" with the Company. The "material relationship" is defined as a relationship which could, in the view of the Company's Board, reasonably interfere with the exercise of a director's independent judgement.

All of the current members of the Board are considered "independent" within the meaning of NI 52-110, except for Daniel Wilton, who is the Chief Executive Officer of First Mining and Chris Osterman, who is the former Chief Operating Officer of First Mining.

Our Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the Company, provide leadership and direction to management, evaluate management, set policies appropriate for First Mining's business and approve corporate strategies and goals. The day-to-day management of the business and affairs of First Mining is delegated by the Board to the CEO. The Board will give direction and guidance through the CEO to management and will keep management informed of its evaluation of First Mining's senior officers in achieving and complying with goals and policies established by the Board.

Our Board recommends nominees to the shareholders for election as directors, and immediately following each annual general meeting appoints an Audit Committee, a Compensation Committee, a Corporate Governance Committee and a chairperson for each committee. The Board establishes and periodically reviews and updates the committee mandates, duties and responsibilities of each committee, elects a chairperson of the Board and establishes his or her duties and responsibilities, appoints the CEO of First Mining and establishes his or her duties and responsibilities, and on the recommendation of the President and CEO, appoints First Mining's senior officers and approves the senior management structure of the Company.

The mandate of our Board is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of First Mining's business and affairs directly and through its committees. A copy of the Board mandate is set out at Appendix "B".

The Chairman of the Board plays a critical role in managing and supervising the business and affairs of First Mining, and overseeing management. The Chairman is responsible for ensuring that the Board focuses on our strategic performance, ensuring the Board represents and protects the Company's long term best interests, helping set the tone and culture of the Company, managing relationships, and ensuring the Board adopts and complies with procedures enabling it to effectively and efficiently conduct its work independently from management. For a copy of the position description of the Chairman of the Board, visit First Mining's website at www.firstmininggold.com.

Our Board exercises its independent supervision over management by its policies whereby: (a) periodic meetings of the Board are held to obtain an update on significant corporate activities and plans; and (b) all material transactions of the Company are subject to prior approval of the Board. Our Board meets at least four times each year, and endeavours to hold at least one meeting in each fiscal quarter. In addition, the independent members of the Board meet regularly each year, at which meetings the non-independent directors and members of management are not in attendance. The Board will also meet at any other time at the call of the CEO, or subject to our Articles, of any director.

Other directorships

The following is a list of each current and proposed director of the Company who is also a director of other reporting issuers (or equivalent) in a Canadian or foreign jurisdiction:

Name of Director	Name of other reporting issuer
Keith Neumeyer	First Majestic Silver Corp. (director)
Michel Bouchard	Monarques Gold Corporation (chairman), SIRIOS Resources Inc. (director), Cartier Resources Inc. (director)
David Shaw	First Majestic Silver Corp. (director), Great Quest Fertilizer Ltd. (director), Medallion Resources Ltd. (director), Cerro de Pasco Resources Inc. (director)
Daniel Wilton	South Star Mining Corp. (director)

Meeting attendance

As set out in the Board Mandate, each director is expected to attend all Board meetings. The following table below shows current director attendance at Board and Board committee meetings held between the 2018 AGM and the date of this Circular:

Director	Board Meetings	Committee Meetings (1)		
		Audit Committee	Corporate Governance Committee	Compensation Committee
Keith Neumeyer	7 of 7	4 of 4	None held.	None held.
Michel Bouchard (2)	7 of 7	3 of 3	N/A	None held.
Chris Osterman	7 of 7	N/A	N/A	N/A
Raymond Polman	7 of 7	4 of 4	None held.	N/A
David Shaw (3)	7 of 7	1 of 1	None held.	None held.
Daniel Wilton (4)	3 of 3	N/A	N/A	N/A

Notes:

(1) The following directors have served as Board committee chairs since the last AGM:

- Mr. Bouchard – chairman of the Compensation Committee;
- Mr. Polman – chairman of the Audit Committee; and
- Dr. Shaw – chairman of the Corporate Governance Committee.

(2) Mr. Bouchard's attendance record with respect to Audit Committee meetings in the above table only reflects the Audit Committee meetings that have been held since Mr. Bouchard first became a member of the Company's Audit Committee on October 24, 2018.

(3) Dr. Shaw's attendance record with respect to Audit Committee meetings in the above table only reflects the Audit Committee meeting that Dr. Shaw attended before being replaced on the Audit Committee by Mr. Bouchard on October 24, 2018.

(4) Mr. Wilton's attendance record in the table above only reflects the Board meetings that have been held since Mr. Wilton first became a director of the Company on January 7, 2019.

Orientation and continuing education

Our Board's practice is to recruit for the Board only persons with extensive experience in the mining and mining exploration business and in public company matters. Prospective new board members are provided a reasonably detailed level of background information, verbal and documentary, on First Mining's affairs and plans prior to obtaining their consent to act as a director.

Our Board provides training courses to the directors as needed, to ensure that the Board is complying with current legislative and business requirements.

Ethical business conduct

Our Board encourages and promotes a culture of ethical business conduct through communication and supervision as part of their overall stewardship responsibility. In addition, our Board has adopted a Code of Business Conduct and Ethics (the "**Code**") to be followed by First Mining's directors, officers, employees and principal consultants and those of its subsidiaries. The Code is also to be followed, where appropriate, by the Company's agents and representatives, including consultants where specifically required. The purpose of the Code is to, among other things, promote honest and ethical conduct, avoid conflict of interest, protect confidential information and comply with the applicable government laws and securities rules and regulations.

A copy of the Code is available on our website at www.firstmininggold.com.

Director term limits and Board renewal

We have not adopted term limits for directors on our Board or other formal mechanisms of Board renewal. The Company and the Board have considered term limits and believe that:

- longer tenure does not impair a director's ability to act independently of management;
- imposing term limits could result in the loss of contributions of longer serving directors who have developed significant depth of knowledge and understanding of the Company;
- regular evaluation of Board skills and experience, as set out in our Board Mandate, rather than arbitrary term limits, will result in better Board performance; and
- experience of Board members is a valuable asset to shareholders because of the complex issues that the Board faces.

Our Board currently assesses each director in order to ensure that the Board is balanced between highly experienced directors with long-term knowledge and those with a fresh perspective. None of the current directors has served on the Board for a lengthy term with the exception of Dr. Shaw, who has been a director of the Company since 2005 (at that time, the Company was called "Albion Petroleum Ltd.). As the Company was a "capital pool company" with no active business from 2005 to 2015 and only commenced its current active business in 2015, our Board does not consider Dr. Shaw's previous tenure as being relevant to the question of term limits. Our Board will periodically consider whether term limits or other mechanisms of Board renewal should be adopted and will implement changes when necessary.

Diversity

In May 2019 our Board adopted a policy to reflect its commitment to diversity and inclusion in all levels in the workplace and on the Board (the "**Diversity Policy**"). The Diversity Policy sets out the guidelines by which First Mining and our Board will endeavour to achieve diversity throughout the Company. To this end, our Board is dedicated to cultivating an environment where individual differences are respected, the ability to contribute and access employment opportunities is based on performance, skill and merit, and appropriate attitudes, behaviours and stereotypes are confronted and eliminated. While First Mining

does not support the adoption of quotas, management and the Board will consider diversity as an element of the overall selection criteria of candidates. In addition, we will attempt to interview at least one female and/or minority candidate for each vacancy on the Board.

Our Diversity Policy requires that, each year, First Mining report on the proportion of female and minority personnel in senior executive positions and on our Board in the Company's management information circular. As at December 31, 2018: (a) none of the Company's personnel at the executive management level were female or identified themselves as belonging to a minority group; and (b) no Board members were female or identified themselves as belonging to a minority group.

Nomination of directors

The Compensation Committee has primary responsibility for the nomination of new directors. New candidates are identified to the Board for nomination by an informal process of discussion and consensus – building on the need for additional directors, the specific attributes being sought, likely prospects, and timing. Prospective directors are not approached until consensus among the Board is reached. This process takes place among the Chairman and a majority of the non-executive directors.

Compensation Committee

The Compensation Committee is a committee comprised of at least three directors whose primary purpose is to enable First Mining to recruit, retain and motivate employees and ensure conformity between compensation and other corporate objectives and review and recommend for Board consideration, all compensation packages, both present and future, for the Company's management and directors (including annual retainer, meeting fees, bonuses and option grants) including any severance packages. A majority of the members shall not be officers or employees of First Mining and shall be unrelated, independent directors.

Members of the Compensation Committee shall be appointed or reappointed at the Board meeting which follows the Company's annual general meeting and from among the appointees to the Compensation Committee, the Board shall appoint a chairperson (the "**Compensation Committee Chairperson**"). The duties of the Compensation Committee Chairperson include overseeing the proper functioning of the Compensation Committee to ensure the proper discharge of its duties, to schedule meetings and to ensure timely reporting to the Board.

The Compensation Committee meets as often as may be necessary or appropriate in its judgment.

In exercising its mandate, the Compensation Committee sets the standards for the compensation of directors, employees and officers based on industry data and with the goal to attract, retain and motivate key persons to ensure the long term success of First Mining. Compensation generally includes the three following components: (i) base salary; (ii) annual bonus based on performance; and (iii) grant of equity incentives. The Compensation Committee takes into account the fact that the Company's operations are located in North America and that the Company is therefore subject to increased competition in the market for its key personnel while also taking into account the performance and objectives set forth for the Company.

The Compensation Committee is accountable to the Board and reports to the Board at its next regular meeting all deliberations and actions it has taken since any previous report. Minutes of Compensation

Committee meetings will be available for review by any member of the Board on request to the Compensation Committee Chairperson.

The current members of the Compensation Committee are Michel Bouchard (current Compensation Committee Chairperson), Keith Neumeyer and David Shaw, all of whom are independent.

Corporate Governance Committee

The purpose of the Board's corporate governance committee (the "**Corporate Governance Committee**") is to monitor and to generally be responsible for developing the Company's governance and human resources policies and guidelines and overseeing their implementation and administration.

The Corporate Governance Committee is responsible for ensuring a compensation policy and practice that is supportive of the Company's business strategies and that appropriately links senior management performance and compensation. In addition, the Corporate Governance Committee shall ensure the recruitment, ongoing long-term development and deployment of high calibre senior management.

Annually, following the annual general meeting of the Company, the Board elects from its members not less than three directors to serve on the Corporate Governance Committee. Each member holds office until the close of the next annual general meeting of the Company or until the member resigns or is replaced, whichever first occurs. The Board appoints one of the directors on the Corporate Governance Committee as the chairperson, whose duties include overseeing the proper functioning of the Corporate Governance Committee to ensure the proper discharge of its duties, to schedule meetings and to ensure timely reporting to the Board.

The Corporate Governance Committee meets as often as may be necessary or appropriate in its judgment.

The members of the Corporate Governance Committee are David Shaw (current chairperson of the Corporate Governance Committee), Raymond Polman and Keith Neumeyer.

Assessments

Our Board annually reviews its own performance and effectiveness as well as the effectiveness and performance of its committees. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of individual directors are informally monitored by other Board members, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

Our Board monitors the adequacy of information given to directors, communication between Board and management and the strategic direction and processes of the Board and its committees.

Our Board believes its corporate governance practices are appropriate and effective for the Company, given its size and operations. First Mining's corporate governance practices allow the Company to operate efficiently, with checks and balances that control and monitor management and corporate functions without excessive administrative burden.

Audit Committee

As required by NI 52-110, information about our Audit Committee is provided in the our most recent annual information form dated March 29, 2019, which is available under our SEDAR profile at www.sedar.com and on our website at www.firstmininggold.com.

Statement of Executive Compensation

Named executive officers

During our most recently completed financial year, we had six Named Executive Officers ("**NEOs**") being David Shaw, our interim Chief Executive Officer (the **"Interim CEO"**), Jeff Swinoga, our former CEO (the **"CEO"**), Christopher Osterman, our former CEO and Chief Operating Officer (the "**COO**"), Patrick Donnelly, our former President, Andrew Marshall, our Chief Financial Officer (the "**CFO**"), William Tanaka, our Vice President of Technical Services (note: on January 15, 2018, Mr. Jeff Swinoga was appointed as our CEO and Dr. Osterman became our Chief Operating Officer; on March 21, 2018, Mr. Donnelly left the Company and Mr. Swinoga became our President and CEO; on October 16, 2018, Mr. Swinoga left the Company and Mr. Shaw became our Interim CEO). Subsequent to December 31, 2018, Mr. Daniel W. Wilton was appointed as our CEO, effective January 7, 2019, and Mr. Ken Engquist was appointed as our COO, effective April 29, 2019, with Dr. Osterman transitioning to a role leading the Company's senior technical advisory committee.

"Named Executive Officer" or "NEO" means: (a) each CEO; (b) each CFO; (c) each of the three most highly compensated executive officers of the company; including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of our most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be a NEO under (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

Unless stated otherwise, all of the information in this section "Statement of Executive Compensation" is as of December 31, 2018, being the date of First Mining's most recently completed financial year.

Compensation discussion and analysis

In 2005, First Mining completed its initial public offering ("**IPO**") and listing on the TSX-V as a Capital Pool Company (a "**CPC**") as defined in Policy 2.4 of the TSX-V Corporate Finance Manual (the "**TSX-V Manual")**. On March 30, 2015, we acquired all of the issued and outstanding shares of KCP Minerals Inc. (formerly Sundance Minerals Ltd.) (the "**Sundance Acquisition**"). The Sundance Acquisition constituted First Mining's Qualifying Transaction. Accordingly, prior to March 30, 2015, no compensation other than the issuance of stock options was paid to our directors or officers. In connection with the completion of the Sundance Acquisition, on March 30, 2015, the Company's former officers and board of directors resigned, other than David Shaw who remains a director.

Our executive compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Board recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level

of each executive to that executive's level of responsibility. In general, an NEO's compensation is comprised of salary and/or contractor payments, performance-based bonuses (paid in cash and/or shares) and stock option grants.

The objectives and reasons for this system of compensation are generally to allow First Mining to remain competitive compared to its peers in attracting and retaining experienced personnel. All salaries and/or consulting fees are to be set on a basis of a review and comparison of compensation paid to executives at similar companies.

Neither the Board nor our Compensation and Committee has proceeded to a formal evaluation of the implications of the risks associated with our compensation policies and practices. Our Board considers risk management when implementing First Mining's compensation program, and the Board and the Compensation and Committee do not believe that our compensation program results in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on First Mining.

Performance graph

The following graph compares the cumulative total shareholder return for $100 invested in our Common Shares from April 6, 2015 to December 31, 2018 (i.e. all of our completed financial years since we completed our Qualifying Transaction on the TSX-V) against the cumulative total shareholder return of the S&P/TSX Composite Index, the S&P/TSX Global Mining Index and the Market Vectors Junior Gold Miners ETF (USD) for the same period, assuming the reinvestment of all dividends (if applicable).

Cumulative Value of $100 investment from April 6, 2015 to December 31, 2018:



Comparative Performance Chart
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
$100
$129
$105
$95
$50
1-Apr-15
1-Jul-15
1-Oct-15
1-Jan-16
1-Apr-16
1-Jul-16
1-Oct-16
1-Jan-17
1-Apr-17
1-Jul-17
1-Oct-17
1-Jan-18
1-Apr-18
1-Jul-18
1-Oct-18
FF
GDXJ
S&P/TSX Composite Index
S&P/TSX Global Mining Index

Value at Fiscal Year End

	December 31, 2015 [1]	December 31, 2016	December 31, 2017	December 31, 2018
First Mining Gold Corp.	$69	$175	$127	$50
% change in fiscal year	-31%	153%	-28%	-60%
S&P/TSX Composite Index [2]	$86	$101	$107	$95
% change in fiscal year	-14%	18%	6%	-12%
S&P/TSX Global Mining Index [2]	$68	$97	$112	$105
% change in fiscal year	-32%	42%	15%	-6%
Market Vectors Junior Gold Miners ETF (USD)	$78	$135	$146	$129
% change in fiscal year	-22%	72%	8%	-11%

Notes:

(1) Our Common Shares first commenced trading on the TSX-V on April 6, 2015 upon completion of our Qualifying Transaction, so this column reflects the value of a $100 investment between April 6, 2015 and the end of the Company's first financial year as a reporting issuer, namely December 31, 2015.

(2) The numbers for this item assumes the reinvestment of all dividends.

There was a 120% increase in compensation paid to executive officers between the financial year ended December 31, 2015 and the financial year ended December 31, 2016, mainly due to the fact that we only listed on the TSX-V at the start of April 2015, and had been paying minimal amounts to our executive officers in terms of salary at that time. Between the financial year ended December 31, 2016 and the financial year ended December 31, 2017, there was a 10% increase. There were no increases in salary for existing NEO's between December 31, 2017 and December 31, 2018.

The share price valuation of gold explorers, developers and producers fluctuates with changes in the underlying commodity prices, ETF and index rebalances and other external factors. Executive compensation was not intended to directly reflect share price performance driven by such externalities. Alignment with our shareholders is nonetheless achieved by awarding a significant portion of compensation in the form of long-term equity-based incentives.

Share-based and option-based awards

We do not currently grant share-based awards. Our Board is responsible for granting options to the NEOs. Stock option grants are designed to reward our NEOs for success on a similar basis as our shareholders, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the NEOs. When new options are granted, the Board takes into account the previous grants of options, the number of stock options currently held, position, overall individual performance, anticipated contribution to First Mining's future success and the individual's ability to influence corporate and business performance. The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating our officers, directors and employees and to closely align the personal interest of such persons to the interests of our shareholders.

The exercise price of stock options granted under our existing stock option plan is generally determined by the market price of our Common Shares at the time of grant, less any discount allowed under the TSX's rules and policies. Under the Amended and Restated Stock Option Plan, the Board will have discretion to set the exercise price of stock options, provided that the exercise price may not be lower than the market price of the Common Shares as of the date of the grant of the stock option.

Compensation governance

The Compensation and Nominating Committee consists of three members: Michel Bouchard (the current Chairperson of the committee), Keith Neumeyer and David Shaw, all of whom are considered independent. The Compensation and Nominating Committee, on behalf of the Board, monitors the compensation of our executive officers.

The following summary describes the mandate and responsibilities of our Compensation and Nominating Committee as it relates to NEO compensation:

(a) to review and approve corporate goals and objectives relevant to NEO compensation, including the evaluation and performance of the CEO in light of those corporate goals and objectives, and to make recommendations to the Board with respect to NEO compensation levels (including the award of any cash bonuses or share ownership opportunities);

(b) to consider the implementation of short and long-term incentive plans, including equity-based plans, proposed by management, to make recommendations to the Board with respect to these plans and to annually review such plans after their implementation; and

(c) to annually review any other benefit plans proposed by management and to make recommendations to the Board with respect to their implementation.

All members of the Compensation and Nominating Committee have direct experience which is relevant to their responsibilities as a member of the Compensation and Nominating Committee. All members are or have held senior executive roles within public companies, and therefore have a good understanding of compensation programs. They also have good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members' combined experience in the resource sector provides them with the understanding of First Mining's success factors and risks, which is very important when determining metrics for measuring success.

We have not retained a compensation consultant or advisor to assist the Compensation and Nominating Committee in determining compensation for any of our directors or officers.

Risk assessment and oversight

As is commensurate with companies of a similar size and at a similar stage of development, during our financial year ended December 31, 2018, our Board did not actively consider the implications of the risks associated with First Mining's compensation policies and practices.

Prohibitions on hedging and speculation

Pursuant to our Securities Trading Policy, our NEOs and directors are not permitted to take any speculative or derivative positons or purchase financial instruments, including without limitation, prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, spread bets, contracts for different, collars or units of exchange funds or other derivative securities that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any of First Mining's securities. A copy of our Securities Trading Policy is available on our website at www.firstmininggold.com.

Summary compensation table

The following table contains a summary of the compensation paid or accrued to our NEOs and former NEOs during First Mining's three most recently completed financial years:

Name and principal position	Year	Salary [1] ($)	Share-based awards ($)	Option-based awards [2] ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual Incentive plans	Long-term incentive plans			
Jeff Swinoga *Former CEO* [3]	2018	$226,100	N/A	$365,500	N/A	N/A	N/A	$369,000	$960,600
	2017	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
	2016	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
Christopher Osterman *Former CEO & COO and Current Director* [4]	2018	$233,226	N/A	$473,000	N/A	N/A	N/A	Nil	$706,226
	2017	$233,748	N/A	$951,600	N/A	N/A	N/A	Nil	$1,185,348
	2016	$220,248	N/A	$1,100,000	N/A	N/A	N/A	Nil	$1,320,248
Patrick Donnelly *Former President* [5]	2018	$49,200	N/A	$365,500	N/A	N/A	N/A	$119,300	$534,000
	2017	$220,000	N/A	$951,600	N/A	N/A	N/A	Nil	$1,171,600
	2016	$200,000	N/A	$1,100,000	N/A	N/A	N/A	Nil	$1,300,000
William Tanaka *Former Vice President, Technical Services* [6]	2018	$186,581	N/A	$263,400	N/A	N/A	N/A	Nil	$449,981
	2017	$164,637	N/A	$323,000	N/A	N/A	N/A	Nil	$487,637
	2016	$118,530	N/A	$265,500	N/A	N/A	N/A	Nil	$384,030
Andrew Marshall *CFO* [7]	2018	$140,000	N/A	$263,400	N/A	N/A	N/A	Nil	$403,400
	2017	$140,000	N/A	$278,300	N/A	N/A	N/A	Nil	$418,300
	2016	$116,667	N/A	$132,000	N/A	N/A	N/A	Nil	$248,667
David Shaw *Former interim CEO and Current Director* [8]	2018	$31,500	N/A	$338,600	N/A	N/A	N/A	$30,000	$400,100
	2017	Nil	N/A	$236,000	N/A	N/A	N/A	$32,000	$268,000
	2016	Nil	N/A	$110,000	N/A	N/A	N/A	$29,000	$139,000

Notes:

(1) All dollar amounts in the above summary compensation table and in these footnotes are reflected in Canadian dollars; however,

compensation for Dr. Osterman and Mr. Tanaka was awarded, earned, or payable in U.S. dollars. We used the following Bank of Canada annual average US$/CAD$ exchange rates to convert U.S. dollar amounts to Canadian dollar amounts for the respective fiscal years: 2018 – 1.2957; 2017 – 1.2986; 2016 – 1.3248.

(2) The fair value of option-based awards is determined by the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	2018	2017	2016
Weighted average fair value at grant date:	$0.22	$0.50	$0.44
Risk-free interest rate:	1.91%	1.45%	1.38%
Expected dividend yield:	Nil	Nil	Nil
Expected volatility:	70.87%	70.43%	71.40%
Expected life of option:	5 years	5 years	5 years

The method of calculation is in accordance with IFRS 2 and is consistent with the method used in our annual audited consolidated financial statements.

(3) Mr. Swinoga left the company on October 16, 2018 and other compensation represents payments made in relation to severance and accrued vacation. All of his options expired unexercised on January 14, 2019.

(4) Mr. Osterman's role as COO ended on April 29, 2019 when he transitioned to lead the Company's senior technical advisory committee.

(5) Mr. Donnelly left the company on March 21, 2018 and other compensation represents payments made in relation to severance and accrued vacation. All of his options expired unexercised on March 20, 2019.

(6) Mr. Tanaka's role as VP Technical Services ended on April 29, 2019 when he transitioned to join the Company's senior technical advisory committee.

(7) Mr. Marshall was promoted from his position as Controller of the Company to Chief Financial Officer ("**CFO**") of the Company on September 26, 2016 and his salary was increased to $140,000 per annum effective September 1, 2016. This amount reflects Mr. Marshall's annual salary as the Company's Controller from January 1, 2016 to August 31, 2016, and his annual salary as the Company's CFO from September 1, 2016 to December 31, 2016.

(8) Mr. Shaw was appointed as interim CEO on October 16, 2018 following the departure of Mr. Swinoga. Following the appointment of Mr. Daniel W. Wilton on January 7, 2019 as CEO, Mr. Shaw resumed his role as a Director. Fees received by Mr. Shaw whilst serving as a Director are included in the column entitled "All other compensation".

Narrative discussion

Employment Agreement with Jeff Swinoga (Former CEO)

Pursuant to an employment agreement dated December 15, 2017 entered into between Jeff Swinoga and First Mining (the "**Swinoga Agreement**"), Mr. Swinoga was entitled to receive $300,000 per year in salary for the fiscal year ended December 31, 2018. In addition, the Company paid Mr. Swinoga a $50,000 signing bonus. The Company terminated the Swinoga Agreement on October 16, 2018, without cause, and paid Mr. Swinoga a lump sum payment equal to one year of his base salary in accordance with the Swinoga Agreement.

Employment Agreement with Christopher Osterman (Former COO, Current Director)

Pursuant to an employment agreement entered into between Dr. Christopher Osterman and First Mining on July 1, 2014, as amended on April 1, 2015 and as further amended in June 2016 (collectively, the "**Osterman Agreement**"), Dr. Osterman was entitled to receive US$180,000 per year in salary for the fiscal

year ended December 31, 2018. In connection with a transition of Dr. Osterman from the role of COO of First Mining to leading the Company's senior technical advisory committee, the Company terminated the Osterman Agreement on April 29, 2019, without cause, and paid Dr. Osterman a lump sum payment equal to three months' of his base salary in accordance with the Osterman Agreement, and an additional lump sum payment equal to three months' of his base salary. In addition, Dr. Osterman will receive an additional lump sum payment equal to six months' of his base salary on October 31, 2019 as a retention bonus. Dr. Osterman remains a director of the Company.

Employment Agreement with Patrick Donnelly (Former President)

Pursuant to an employment agreement entered into between Patrick Donnelly and KCP on January 5, 2015, as amended in January 2016 and June 2016 (collectively, the "**Donnelly Agreement**"), Mr. Donnelly was entitled to receive $220,000 per year in salary for the fiscal year ended December 31, 2018. On March 21, 2018, the Donnelly Agreement was terminated, without cause, and First Mining paid Mr. Donnelly a lump sum payment equal to one months of his base salary in accordance with the Donnelly Agreement, and an additional lump sum payment equal to five months' of his base salary as a retiring allowance.

Consulting Agreement with William Tanaka (Former VP Technical Services, Current Consultant)

We retained the services of William Tanaka in 2015 under the terms of a consulting agreement between Mr. Tanaka and First Mining (the "**Tanaka Agreement**"). For the fiscal year 2018, we paid Mr. Tanaka $186,581 for consulting services provided during that year. On April 29, 2019, in connection with a transition of Mr. Tanaka from the role of VP, Technical Services of First Mining to a position on the Company's senior technical advisory committee, the Tanaka Agreement was terminated and a new consulting agreement was entered into with Mr. Tanaka dated April 29, 2019 pursuant to which First Mining agreed to pay Mr. Tanaka $16,000 per month from April 29 to July 31, 2019, and thereafter the Company will pay Mr. Tanaka a retainer fee of $4,000 per month. In addition, Mr. Tanaka will receive an additional lump sum payment of $40,000 on October 31, 2019 as a retention bonus.

Employment Agreement with Andrew Marshall (CFO)

Pursuant to an employment agreement dated May 29, 2015 entered into between Andrew Marshall and First Mining (the "**Marshall Agreement**"), Mr. Marshall received $100,000 per year in salary for the fiscal year ended December 31, 2015. The Marshall Agreement was amended in June 2016 to increase Mr. Marshall's salary to $120,000 per year and, in connection with Mr. Marshall becoming our Chief Financial Officer, the Marshall Agreement was further amended in September 2016 to increase Mr. Marshall's salary to $140,000 per year. On December 14, 2018, the Marshall Agreement was amended to increase Mr. Marshall's annual salary to $170,000, effective as of January 1, 2019. If Mr. Marshall is terminated for a reason other than cause, the Company shall pay Mr. Marshall a lump sum equal to six months of his base salary, plus one month for each year of service completed up to a maximum of 18 months base salary, and Mr. Marshall's vested options shall be exercisable until the date that is 12 months from the date of termination of his employment. If there is a Change of Control and Mr. Marshall is terminated for a reason other than cause, the Company shall pay Mr. Marshall a lump sum equal to one year of his base salary, plus an additional one month for each year of service completed up to a maximum of 18 months base salary.

Consulting Agreement with David Shaw (Former Interim CEO, Current Director)

Pursuant to a consulting agreement dated October 16, 2018 entered into between Dr. David Shaw and First Mining (the "**Shaw Agreement**"), Dr. Shaw was entitled to receive $12,500 per month in fees whilst in the position of Interim CEO. The Company or Mr. Shaw was entitled to voluntarily terminate the Shaw Agreement at any time, without cause, upon one months' notice. Upon the appointment of Daniel W. Wilton as CEO on January 7, 2019, the Shaw Agreement was terminated and First Mining paid Dr. Shaw a lump sum payment equal to $12,500 in accordance with the Shaw Agreement. Dr. Shaw remains a director of the Company.

Subsequent to December 31, 2018, Daniel W. Wilton joined First Mining as our CEO on January 7, 2019, and Ken Engquist joined the Company as our COO on April 29, 2019. A summary of the terms of their employment agreements with First Mining is as follows:

Employment Agreement with Daniel W. Wilton (CEO)

Pursuant to an employment agreement dated December 20, 2018 entered into between Daniel W. Wilton and First Mining (the "**Wilton Agreement**"), Mr. Wilton was hired as First Mining's CEO, effective January 7, 2019, and he is entitled to receive $250,000 per year in salary for the fiscal year ended December 31, 2019. If Mr. Wilton is terminated for a reason other than cause, the Company shall pay Mr. Wilton a lump sum equal to one year of his base salary, plus an additional two months for each year of service completed up to a maximum of 24 months base salary, and Mr. Wilton's vested options shall be exercisable until the date that is 12 months from the date of termination of his employment. If Mr. Wilton wishes to resign, he would need to provide the Company with at least two months advance written notice. If there is a Change of Control and Mr. Wilton is terminated for a reason other than cause, the Company shall pay Mr. Wilton a lump sum equal to one year of his base salary, plus an additional two months for each year of service completed up to a maximum of 24 months base salary, and all of Mr. Wilton's unvested options shall immediately become fully vested.

Employment Agreement with Ken Engquist (COO)

Pursuant to an employment agreement dated April 23, 2019 entered into between Ken Engquist and First Mining (the "**Engquist Agreement**"), Mr. Engquist was hired as First Mining's COO, effective April 29, 2019, and he is entitled to receive $225,000 per year in salary for the fiscal year ended December 31, 2019, which will be pro-rated based on his hire date of April 29, 2019. If Mr. Engquist is terminated for a reason other than cause, the Company shall pay Mr. Engquist a lump sum equal to six months of his base salary, plus one month for each year of service completed up to a maximum of 18 months base salary, and Mr. Engquist's vested options shall be exercisable until the date that is 12 months from the date of termination of his employment. If Mr. Engquist wishes to resign, he would need to provide the Company with at least two months advance written notice. If there is a Change of Control and Mr. Wilton is terminated for a reason other than cause, the Company shall pay Mr. Wilton a lump sum equal to one year of his base salary, plus an additional one month for each year of service completed up to a maximum of 24 months base salary, and all of Mr. Engquist's unvested options shall immediately become fully vested.

Stock Options

Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple "in-the-money" value calculation. In fact, stock options that are well out-of-the-money can still have a significant "grant date fair value" based on a Black-Scholes option pricing model, especially where,

as in the case of the Company, the price of the share underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.

Incentive plan awards

Outstanding Share-Based Awards and Option-Based Awards

To date, none of our NEOs have been granted any share-based awards by the Company. The following table sets out the outstanding option-based awards held by the NEOs of First Mining at the end of our most recently completed financial year:

	Option-based Awards				Share-based Awards	
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) [1]	Number of shares or units of shares that have not vested ($) [2]	Market or payout value of share-based awards that have not vested ($)
Jeff Swinoga [3] *Former CEO*	1,000,000	$0.60	14-Jan-19	Nil	Nil	N/A
Christopher Osterman *Former CEO & COO and Current Director*	1,000,000	$0.40	10-Dec-23	Nil	750,000	N/A
	1,000,000	$0.60	15-Jan-23	Nil	Nil	N/A
	1,915,000	$0.85	10-Feb-22	Nil	Nil	N/A
	2,500,000	$0.75	16-Jun-21	Nil	Nil	N/A
	250,000	$0.40	30-Dec-20	Nil	Nil	N/A
	100,000	$0.40	27-Jul-20	Nil	Nil	N/A
	500,000	$0.40	30-Mar-20	Nil	Nil	N/A
Patrick Donnelly [4] *Former President*	1,915,000	$0.85	20-Mar-19	Nil	Nil	N/A
	2,500,000	$0.75	20-Mar-19	Nil	Nil	N/A
	250,000	$0.40	20-Mar-19	Nil	Nil	N/A
	100,000	$0.40	20-Mar-19	Nil	Nil	N/A
	500,000	$0.40	20-Mar-19	Nil	Nil	N/A
William Tanaka *Former Vice President, Technical Services*	750,000	$0.40	10-Dec-23	Nil	562,500	N/A
	500,000	$0.60	15-Jan-23	Nil	Nil	N/A
	650,000	$0.85	10-Feb-22	Nil	Nil	N/A
	600,000	$0.75	16-Jun-21	Nil	Nil	N/A
	50,000	$0.40	30-Dec-20	Nil	Nil	N/A
	200,000	$0.40	27-Jul-20	Nil	Nil	N/A

	Option-based Awards				Share-based Awards	
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) [1]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Andrew Marshall *CFO*	750,000	$0.40	10-Dec-23	Nil	562,500	N/A
	500,000	$0.60	15-Jan-23	Nil	Nil	N/A
	560,000	$0.85	10-Feb-22	Nil	Nil	N/A
	300,000	$0.75	16-Jun-21	Nil	Nil	N/A
	140,000	$0.40	30-Dec-20	Nil	Nil	N/A
	100,000	$0.40	9-Sep-20	Nil	Nil	N/A
David Shaw *Former interim CEO, and Current Director*	550,000	$0.40	10-Dec-23	Nil	412,500	N/A
	500,000	$0.40	16-Oct-23	Nil	Nil	N/A
	500,000	$0.60	15-Jan-23	Nil	Nil	N/A
	550,000	$0.85	10-Feb-22	Nil	Nil	N/A
	350,000	$0.75	16-Jun-21	Nil	Nil	N/A
	100,000	$0.40	30-Dec-20	Nil	Nil	N/A
	200,000	$0.47	27-Oct-20	Nil	Nil	N/A

Notes:

(1) This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of 2018 based on the closing price of our Common Shares on the TSX on December 30, 2018, which was $0.245. All options, with the exception of those noted above which are due to expire on December 10, 2023, were fully vested as of the grant date of the options.

(2) Effective December 10, 2018, the Board of Directors adopted the following vesting criteria on all future option grants: 25% vests immediately upon grant; 25% vests in 6 months following the date of grant; 25% vests in 12 months following the date of the grant and 25% vests in 18 months following the date of the grant.

(3) Mr. Swinoga left the Company on October 16, 2018, and as a result, all of his options expired unexercised on January 14, 2019.

(4) Mr. Donnelly left the Company on March 21, 2018, and as a result, all of his options expired unexercised on March 20, 2019.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO and former NEO:

Name	Option-based awards - Value vested during the year [(1)] ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Jeff Swinoga *Former CEO*	Nil	Nil	Nil
Christopher Osterman *Former COO, and Current Director*	Nil	Nil	Nil
Patrick Donnelly *Former President*	Nil	Nil	Nil
William Tanaka *Former Vice President, Technical Services*	Nil	Nil	Nil
Andrew Marshall *CFO*	Nil	Nil	Nil
David Shaw *Former interim CEO, and Current Director*	Nil	Nil	Nil

Notes:

(1) This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. Given all option-based awards were granted with exercise prices above the market price on the grant date the amount is Nil.

Description of Equity Compensation Plans

The following is a brief description of our existing amended and restated stock option plan, and is qualified in its entirety by the full text of the existing plan, which will be available for review at the Meeting. Please see the information under the heading "Particulars of Matters to be Acted Upon – Approval of share-based compensation plan" for a description of the proposed amendments to our existing stock option plan. A copy of the Share-Based Compensation Plan is attached to this Circular at Appendix "A" and will also be available for review at the Meeting.

(1) The maximum aggregate number of our Common Shares that may be issued upon the exercise of stock options granted under our existing stock option plan shall not exceed 10% of our issued and outstanding share capital as of the grant date of such stock options. The exercise price of stock options granted under our existing stock option plan, which is determined by the Board in its sole discretion, shall not be less than the last closing price of our Common Shares on the TSX prior to the announcement of the option grant, or such other price as may be required or permitted by

the TSX, or if our Common Shares are no longer listed for trading on the TSX, then such other exchange or quotation system on which the Common Shares are listed or quoted for trading.

(2) Upon expiry of an option, or in the event an option is otherwise terminated for any reason, the number of Common Shares in respect of the expired or terminated option shall again be available for the purposes of the existing stock option plan. All options granted under the existing stock option plan may not have an expiry date exceeding ten years from the date on which the Board grants and announces the granting of the option.

(3) If the option holder ceases to be a director, officer, employee or consultant of the Company (other than by reason of death), then the option granted shall expire on a date stipulated by the Board at the time of grant and, in any event, must terminate within 90 days after the date on which the option holder ceases to be a director, officer, employee or consultant, subject to the terms and conditions set out in the existing stock option plan.

Under our existing stock option plan, our Board may impose vesting periods on any options granted. Our Board would retain this discretion under the proposed Share-Based Compensation Plan.

Termination and change of control benefits

Other than set out below, we have not entered into any other contract, agreement, plan or arrangement that provides for payments to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of First Mining or a change in an NEO's responsibilities.

The NEOs in the table below have termination and change of control benefits provided for in their respective employment/consulting agreements. The terms of each of the NEO's employment/consulting agreements are described earlier in this Circular under the heading *"Summary Compensation Table – Narrative Discussion"*.

Termination Without Cause (No Change of Control)

The table below sets out the maximum amount First Mining could be obligated to pay in the event that an NEO was terminated without cause as of December 31, 2018, unrelated to a change of control. We would also be obligated to pay the NEO's actual accrued base salary and expenses up to the date of termination and continue the NEO's option entitlements for the period set out in their respective employment agreements.

Name	Payment on Termination ($)	Bonus ($)	Vacation Pay ($)	Total Gross Payment on Termination ($)
Jeff Swinoga *Former CEO*	$300,000	Nil	Nil	$300,000 [1]
Christopher Osterman *Former CEO & COO and Current Director*	$58,307 [2]	Nil	$19,436 [2]	$77,743 [2]
Patrick Donnelly *Former President*	$119,300	Nil	Nil	$119,300 [3]

Name	Payment on Termination ($)	Bonus ($)	Vacation Pay ($)	Total Gross Payment on Termination ($)
William Tanaka *Former Vice President, Technical Services*	$15,584 [2]	Nil	Nil	$15,584 [2]
Andrew Marshall *CFO*	$11,667	Nil	$15,556	$27,223
David Shaw *Former interim CEO and Current Director*	$12,500	Nil	Nil	$12,500

Notes:

(1) Represents actual amount paid. Mr. Swinoga left the Company on October 16, 2019.

(2) These amounts were translated into Canadian Dollars at an annual average 2018 exchange rate of 1.2957 US$/CAD$, per the Bank of Canada.

(3) Represents actual amount paid. Mr. Donnelly left the Company on March 21, 2018.

Termination Without Cause (Following a Change of Control)

The table below sets out the maximum amount First Mining could be obligated to pay in the event that an NEO was terminated without cause as of December 31, 2018, following a change of control. We would also be obligated to pay the NEO's actual accrued base salary and expenses up to the date of termination and continue the NEO's option entitlements for the period set out in their respective employment agreements.

Name	Payment on Termination ($)	Bonus ($)	Vacation Pay ($)	Total Gross Payment on Termination ($)
Jeff Swinoga *Former CEO*	N/A	N/A	N/A	N/A [1]
Christopher Osterman *Former CEO & COO and Current Director*	$291,533 [2]	Nil	$19,436 [2]	$310,969 [2]
Patrick Donnelly *Former President*	N/A	N/A	N/A	N/A [3]
William Tanaka *Former Vice President, Technical Services*	$186,581 [2]	Nil	Nil	$186,581 [2]
Andrew Marshall *CFO*	$151,667	Nil	$15,556	$167,223
David Shaw *Former Interim CEO and Current Director*	N/A	N/A	N/A	N/A

Notes:

(1) Not applicable. Please see previous table for actual amount paid on termination.

(2) These amounts were translated into Canadian Dollars at an annual average 2018 exchange rate of 1.2957 US$/CAD$, per the Bank of Canada.

(3) Not applicable. Please see previous table for actual amount paid on termination.

Director compensation

On June 16, 2016, our Board established and adopted a director compensation plan for its non-management directors (the "**Director Compensation Plan**"). The Director Compensation Plan, which became effective as of July 1, 2016, provides for the semi-annual payment of fees to non-management directors who are not otherwise compensated under a formal management agreement.

Under the Director Compensation Plan:

- Each independent director of First Mining, other than the Chairman of the Board and the Chairman of the Audit Committee, receives $24,000 per year for serving as a director;
- The Chairman of the Board receives $29,000 per year for serving as a director and as Chairman of the Board;
- The Chairman of the Audit Committee receives $27,000 per year for serving as a director and as Chairman of the Audit Committee;
- Each director receives a meeting fee of $1,000 for each Board meeting and Board committee meeting attended by the director; and
- Each director receives an additional $1,000 per year as reimbursement of out-of-pocket expenses incurred by the director, with receipts with respect to such expenses to be provided upon request by the Company.

No director fees were paid in 2018 to Mr. Jeff Swinoga (our former CEO) or Dr. Christopher Osterman (our former COO) whilst serving on the Board. The compensation received by Dr. David Shaw whilst serving as a director of First Mining is included in the section above entitled "Summary compensation table" given his role as our Interim CEO from October 16, 2018 until the end of the fiscal year 2018. Following the appointment of Mr. Daniel W. Wilton on January 7, 2019 as the Company's CEO and a director, no director fees will be paid to Mr. Wilton for serving on the Board.

The following table sets forth the details of compensation provided to our directors, other than the NEOs, during our most recently completed financial year. The value disclosed under option-based awards for directors represents the deemed dollar value of the options granted. Except as may be noted below, no other compensation was paid to directors in their capacity as directors of First Mining or any of its subsidiaries, in their capacity as members of a committee of the Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during our most recently completed financial year.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards [1] ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Keith Neumeyer	$40,000	N/A	$440,700	N/A	N/A	Nil	$480,700
Michel Bouchard	$31,000	N/A	$241,900	N/A	N/A	Nil	$272,900
Raymond Polman	$38,000	N/A	$241,900	N/A	N/A	Nil	$279,900

Notes:

(1) The fair value of option-based awards is calculated using the Black-Scholes Option Pricing Model with the following assumptions: (a) weighted average fair value at grant date - $0.22; (b) expected dividend yield – nil; (c) average risk-free interest rate - 1.91%; (d) expected life - 5 years; and (e) expected volatility - 70.87%. The method of calculation is in accordance with IFRS 2 and is consistent with the method used in our annual audited consolidated financial statements.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

To date, none of our directors have been granted any share-based awards by the Company. The following table (which continues on the next page) sets forth details regarding all option-based awards that have been granted to each director of First Mining who is not also an NEO or former NEO and that are outstanding as at the end of our most recently completed financial year.

	Option-based Awards				Share-based Awards	
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) [1]	Number of shares or units of shares that have not vested (#) [3]	Market or payout value of share-based awards that have not vested ($)
Keith Neumeyer *Chairman*	700,000	$0.40	10-Dec-23	Nil	N/A	N/A
	1,000,000	$0.60	15-Jan-23	Nil	N/A	N/A
	1,915,000	$0.85	10-Feb-22	Nil	N/A	N/A
	2,500,000	$0.75	16-Jun-21	Nil	N/A	N/A
	350,000	$0.40	30-Dec-20	Nil	N/A	N/A
	75,000	$0.40	27-Jul-20	Nil	N/A	N/A
	350,000	$0.40	30-Mar-20	Nil	N/A	N/A
Michel Bouchard [2] *Director*	550,000	$0.40	10-Dec-23	Nil	N/A	N/A
	500,000	$0.60	15-Jan-23	Nil	N/A	N/A
	475,000	$0.85	10-Feb-22	Nil	N/A	N/A
	400,000	$0.15	3-Dec-20	Nil	N/A	N/A
	274,000	$0.18	3-Dec-18	Nil	N/A	N/A
	200,000	$0.85	15-Apr-18	Nil	N/A	N/A

Name	Option-based Awards				Share-based Awards	
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#) (3)	Market or payout value of share-based awards that have not vested ($)
Raymond Polman *Director*	550,000	$0.40	10-Dec-23	Nil	N/A	N/A
	500,000	$0.60	15-Jan-23	Nil	N/A	N/A
	525,000	$0.85	10-Feb-22	Nil	N/A	N/A
	300,000	$0.75	16-Jun-21	Nil	N/A	N/A
	150,000	$0.40	30-Dec-20	Nil	N/A	N/A
	150,000	$0.40	30-Mar-20	Nil	N/A	N/A

Notes:

(1) This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of 2018 based on the closing price of our Common Shares on the TSX on December 31, 2018, which was $0.245. All options, with the exception of those noted above which are due to expire on December 10, 2023, were fully vested as of the grant date of the options.

(2) All options with expiry dates prior to February 10, 2022 are replacement options that were issued to Mr. Bouchard in connection with our acquisition of Clifton Star Resources Inc. in April 2016.

(3) Effective December 10, 2018, the Board of Directors adopted the following vesting criteria on all future option grants: 25% vests immediately upon grant; 25% vests in 6 months following the date of grant; 25% vests in 12 months following the date of the grant and 25% vests in 18 months following the date of the grant.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during our most recently completed financial year by each director that was not also a former NEO:

Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Keith Neumeyer *Chairman*	Nil	Nil	Nil
Michel Bouchard *Director*	Nil	Nil	Nil
Raymond Polman *Director*	Nil	Nil	Nil

Notes:

(1) This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. Given that all option-based awards that were granted in the year ended 2018 that were subject to a vesting schedule were granted at an exercise price that was higher than the market price of the Company's shares on the grant date, the amounts in this column are Nil.

Equity Compensation Plan Information

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans, as at the end of the most recently completed financial year:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by our securityholders	48,265,000 Common Shares	$0.61	7,566,691 Common Shares
Equity compensation plans not approved by our securityholders	Nil	Nil	Nil
TOTAL	**48,265,000 Common Shares**	**$0.61**	**7,566,691 Common Shares**

Note:

(1) The aggregate number of Common Shares that may be reserved for issuance under our current stock option plan shall not exceed 10% of First Mining's issued and outstanding Common Shares. As at December 31, 2018, we had 558,316,916 Common Shares issued and outstanding.

Annual burn rate

For each of the last three financial years, the annual burn rate of our current stock option plan relative to options issued under the plan is:

- 4.17% for 2018 (23,220,000 options were issued in fiscal year 2018);
- 2.04% for 2017 (11,180,000 options were issued in fiscal year 2017); and
- 5.29% for 2016 (23,187,779 options were issued in fiscal year 2016).

The "burn rate" of our current stock option plan for any given fiscal year is calculated by dividing the total number of stock options granted in that fiscal year by the weighted average number of Common Shares outstanding for that year.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers, employees of First Mining, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company since the beginning of our most recently completed financial year.

Management Contracts

Other than as disclosed elsewhere in this Circular, no management functions of First Mining are to any substantial degree performed by a person or company other than the directors or NEOs of the Company.

Additional Information

Additional information relating to First Mining is available under our SEDAR profile at www.sedar.com.

You can find financial information relating to First Mining in our comparative financial statements and MD&A for our most recently completed financial year. These documents are available on our website at www.firstmininggold.com/investors/reports-filings/financials and under our SEDAR profile at www.sedar.com.

You can also request copies free of charge by contacting us at:

First Mining Gold Corp.
18th Floor – 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

info@firstmininggold.com
Telephone: 1.844.306.8827
Facsimile: 604.639.8873

Board Approval

Our Board has approved the contents of this Circular and authorized us to send it to you.

DATED at Vancouver, British Columbia, this 15th day of May, 2019.

ON BEHALF OF THE BOARD,

"Keith Neumeyer"

Keith Neumeyer
Chairman of the Board

Appendix A

Share-Based Compensation Plan

FIRST MINING GOLD

FIRST MINING GOLD CORP.

SHARE-BASED COMPENSATION PLAN

TABLE OF CONTENTS

SHARE-BASED COMPENSATION PLAN

1. PURPOSE

The purpose of the Plan is to attract, retain and motivate persons of training, experience and leadership as Directors, Employees and Consultants of the Corporation and its subsidiaries, to advance the long-term interests of the Corporation by providing such persons with the opportunity and incentive, through equity-based compensation, to acquire an ownership interest in the Corporation, and to promote a greater alignment of interests between such persons and shareholders of the Corporation.

2. DEFINITIONS AND INTERPRETATION

2.1 Definitions.

For purposes of the Plan, the following words and terms will have the following meanings:

"**affiliate**" means, except as noted in the definition of "DSU Separation Date", an "affiliate" determined in accordance with NI 45-106;

"**associate**" means an "associate" determined in accordance with NI 45-106;

"**Award**" means an Option, Bonus Share, Performance Share Unit, Restricted Share Unit and/or Deferred Share Unit granted under the Plan (as applicable);

"**Award Agreement**" means an Option Award Agreement, a PSU Award Agreement, an RSU Award Agreement and/or a DSU Award Agreement (as applicable);

"**Blackout Period**" means an interval of time during which (a) trading in securities of the Corporation is restricted in accordance with the policies of the Corporation; or (b) the Corporation has otherwise determined that one or more Participants may not trade in securities of the Corporation because they may be in possession of undisclosed material information (as defined under applicable securities laws);

"**Board**" means the board of directors of the Corporation or, if established and duly authorized to act, a committee of the board of directors of the Corporation;

"**Bonus Share**" means a Share granted under Article 9;

"**Canadian Employee Taxpayer**" means a Participant (other than a Consultant) who is resident in Canada for the purposes of the Tax Act or is otherwise liable to pay tax under the Tax Act in respect of an Award;

"**Change in Control**" means and will be deemed to have occurred if one of the following events takes place:

(a) the sale, transfer or other disposition of all or substantially all of the Corporation's assets to any person other than an affiliate of the Corporation;

(b) the Corporation completes a Corporate Transaction with another corporation at arm's length to the Corporation and its affiliates, other than a Corporate Transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power (on a fully diluted basis) of the surviving or resulting entity outstanding immediately after such Corporate Transaction;

(c) any Person or combination of Persons acting jointly or in concert acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the voting securities of the Corporation, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect; or

(d) as a result of or in connection with a contested election of directors, the nominees named in the most recent management information circular of the Corporation for election to the Board will not constitute a majority of the Board;

"**Consultant**" means a person who provides management or consulting services to the Corporation or any subsidiary on an ongoing basis under contract, but who is not an Employee;

"**Corporate Transaction**" means a consolidation, merger, amalgamation, arrangement or other reorganization or business combination involving the Corporation;

"**Corporation**" means First Mining Gold Corp., or any corporate successor thereto;

"**Deferred Annual Amount**" has the meaning ascribed thereto in Section 8.1(b);

"**Deferred Share Unit**" means a deferred share unit granted in accordance with Section 8.1, the value of which on any particular date will be equal to the Market Price of one Share, and that represents the conditional right, on the terms and conditions set out in the Plan, to receive a cash payment equal to the Market Price of one Share on settlement of the Deferred Share Unit (or its equivalent in Shares at the discretion of the Corporation);

"**Director**" means any individual holding the office of director of the Corporation or any subsidiary;

"**Director Cause Event**" means

(a) ceasing to meet the qualifications set forth in subsection 124(2) of the *Business Corporations Act* (British Columbia), as amended, or such other qualifications

required by the corporate laws in any other jurisdiction under which the Corporation is continued or amalgamated; or

(b) a special resolution having been passed by the shareholders of the Corporation pursuant to subsection 128(3) of the *Business Corporations Act* (British Columbia), as amended, or an equivalent enactment pursuant to the corporate laws in any other jurisdiction under which the Corporation is continued or amalgamated; or

(c) an order of the British Columbia Securities Commission, the Ontario Securities Commission, the TSX or any other regulatory body having jurisdiction to so order, or

(d) his or her resignation, if he or she has been a Director for less than six months;

"**Disability**" means a mental or physical disability which permanently prevents a Participant who is a Director, Employee or Consultant from continuing as a Director, Employee or Consultant as the case may be;

"**Dividend Equivalents**" means a right granted under Section 14, to receive future payments in cash or in Shares, based on dividends declared on Shares;

"**DSU Account**" has the meaning ascribed thereto in Section 8.3;

"**DSU Award Agreement**" means a written confirmation agreement setting out the terms and conditions relating to a Deferred Share Unit and entered into in accordance with Section 8.2;

"**DSU Separation Date**" means, with respect to Deferred Share Units granted to a Participant, the latest date on which the Participant ceases to be any of a Director, Employee, or otherwise an employee, within the meaning of the Tax Act, by any of the Corporation, a subsidiary, or any other "affiliate" of the Corporation (where "affiliate" has the meaning set out in CRA Income Tax Folio S2-F1-C2, Retiring Allowances (November 8, 2016) or any successor publication thereto) for any reason;

"**Effective Date**" means •, 2019;

"**Eligible Person**" means a Director, Employee or Consultant who is eligible to receive Awards under the Plan;

"**Employee**" means any individual regularly employed on a full-time or part-time basis by the Corporation or any subsidiary;

"**Employee Cause Event**" means:

(a) termination for cause; or

(b) an order of the British Columbia Securities Commission, the Ontario Securities Commission, the TSX or any other regulatory body having jurisdiction to so order,

"**Grant Date**" means the date on which an Award is made to an Eligible Person in accordance with the provisions hereof;

"**Insider**" has the meaning ascribed to such term in the TSX Company Manual;

"**Mandatory Retirement**" means (a) the retirement of an Eligible Person who is an employee of the Corporation as a result of reaching the mandatory retirement age in the jurisdiction in which the Eligible Person is employed; or (b) in the case of a Director, ceasing to be a Director as a result of any term limit applicable to the directors of the Corporation pursuant to the Corporation's policies as my exist from time to time.

"**Market Price**", as of a particular date, will be deemed to be the closing price of the Shares for the trading day immediately preceding such date as reported by the TSX, or, if the Shares are not listed on the TSX, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be. If the Shares are not publicly traded or quoted, then the "**Market Price**" will be the fair market value of the Shares, as determined by the Board, on the particular date;

"**NI 45-106**" means National Instrument 45-106 *Prospectus Exemptions* of the Canadian Securities Administrators, as the same may be amended or replaced from time to time;

"**Option**" means an option to purchase Shares granted under Section 5.1;

"**Option Award Agreement**" means a written award agreement setting out the terms and conditions relating to an Option and entered into in accordance with Section 5.2;

"**Option Price**" has the meaning ascribed thereto in Section 5.2(b);

"**Participant**" means an Eligible Person selected by the Board to participate in the Plan in accordance with the Plan, or his or her Personal Representatives, as the context requires;

"**Performance Share Unit**" means a performance share unit granted in accordance with Section 6.1, the value of which on any particular date will be equal to the Market Price of one Share, and that represents the conditional right, on the terms and conditions set out in the Plan or applicable PSU Award Agreement, to receive a cash payment equal to the Market Price of one Share on settlement of the Performance Share Unit (or its equivalent in Shares at the discretion of the Corporation);

"**Person**" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

"**Personal Representative**" means:

(a) in the case of a deceased Participant, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(b) in the case of a Participant who, for any reason, is unable to manage his or her affairs, the person entitled by law to act on behalf of such Participant;

"**Plan**" means this First Mining Gold Corp. Share Based Compensation Plan as amended or amended and restated from time to time;

"**Prior Grants**" has the meaning ascribed thereto in Section 17.

"**PSU Account**" has the meaning ascribed thereto in Section 6.3;

"**PSU Award Agreement**" means a written confirmation agreement setting out the terms and conditions relating to a Performance Share Unit and entered into in accordance with Section 6.2;

"**PSU Service Year**" has the meaning ascribed in Section 6.1;

"**PSU Vesting Date**" means, with respect to Performance Share Units granted to a Participant, the date determined in accordance with Section 6.4, which date, for Canadian Employee Taxpayers, will not be later than the date referred to in Section 6.2(c);

"**Restricted Share Unit**" means a restricted share unit granted in accordance with Section 7.1, the value of which on any particular date will be equal to the Market Price of one Share, and that represents the conditional right, on the terms and conditions set out in the Plan or applicable RSU Award Agreement, to receive a cash payment equal to the Market Price of one Share on settlement of the Restricted Share Unit (or its equivalent in Shares at the discretion of the Corporation);

"**RSU Account**" has the meaning ascribed thereto in Section 7.3;

"**RSU Award Agreement**" means a written confirmation agreement setting out the terms and conditions relating to a Restricted Share Unit and entered into in accordance with Section 7.2;

"**RSU Service Year**" has the meaning ascribed in Section 7.1;

"**RSU Vesting Date**" means, with respect to Restricted Share Units granted to a Participant, the date determined in accordance with Section 7.4, which date, for Canadian Employee Taxpayers, will not be later than the date referred to in Section 7.2(c);

"**Security-Based Compensation Arrangement**" has the meaning ascribed in the TSX Company Manual, as amended, restated or replaced from time to time;

"**Service Agreement**" means any written agreement between a Participant and the Corporation or an subsidiary of the Corporation (as applicable), in connection with that Participant's employment, service or engagement as a Director, Employee or Consultant or the termination of such employment, service or engagement, as amended, replaced or restated from time to time;

"**Share Units**" means Deferred Share Units, Performance Share Units and Restricted Share Units;

"**Shares**" mean common shares of the Corporation;

"**subsidiary**" means a "subsidiary" determined in accordance with NI 45-106, provided that, for the purposes of Options granted to Canadian Employee Taxpayers, a "subsidiary" of the Corporation shall include only a corporation that does not deal at arm's length with the Corporation for the purposes of the Tax Act and further provided that, for the purposes of Deferred Share Units granted to Canadian Employee Taxpayers, a "subsidiary" of the Corporation shall only include a corporation that is "related" to the Corporation for the purposes of the Tax Act;

"**Tax Act**" means the *Income Tax Act* (Canada); and

"**TSX**" means the Toronto Stock Exchange.

2.2 Headings.

The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and will not affect the construction or interpretation of the Plan.

2.3 Context; Construction.

Whenever the singular or masculine are used in the Plan, the same will be construed as being the plural or feminine or neuter or vice versa where the context so requires.

2.4 Statutes.

Any reference to a statute, regulation, rule, instrument, or policy statement will refer to such statute, regulation, rule, instrument, or policy statement as the same may be amended, replaced or reenacted from time to time.

2.5 Canadian Funds.

Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada. Any amounts paid on exercise or in settlement of an Award will be paid in Canadian dollars.

2.6 Corporate Participants.

Where a Participant is a corporation, the Participant will be deemed to have died or to have become subject to a Disability if an individual employed by the Participant who is principally responsible for providing services to the Corporation on behalf of the Participant dies or becomes subject to a physical or mental disability which permanently prevents the individual from providing the services normally provided by the Participant, if, in the opinion of the Corporation, acting reasonably, by reason of the death or disability of the individual, the Participant is no longer able to provide the services for which the Corporation has contracted.

3. ADMINISTRATION OF THE PLAN

3.1 Administration.

The Plan will be administered by the corporate secretary of the Corporation on the instructions of the Board. The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations will form part of the Plan. The Board may delegate to any committee of the Board or to the Corporate Secretary or any Director, officer or employee of the Corporation such administrative duties and powers as it may see fit.

3.2 Board Powers.

The Board will have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a) to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan and to amend or revoke such policies, rules and regulations;

(b) to interpret and construe the Plan and to determine all questions arising out of the Plan and any Award awarded pursuant to the Plan, and any such interpretation, construction or determination made by the Board will be final, binding and conclusive for all purposes;

(c) to determine the time or times when Awards will be awarded, subject to the requirements of applicable securities laws and regulatory requirements;

(d) to determine which Eligible Persons should be granted Awards;

(e) to determine the number of Awards to be awarded to Eligible Persons;

(f) to determine the term of Awards and the vesting criteria applicable to Awards (including performance vesting, if applicable);

(g) to determine if Shares which are subject to an Award will be subject to any restrictions upon the exercise or vesting of such Award;

(h) to prescribe the form of the instruments relating to the grant, exercise and other terms of Awards including the form of Option Award Agreements, PSU Award Agreements, RSU Award Agreements, DSU Award Agreements and all ancillary documents and instruments related to the Plan and Awards; and

(i) subject to Section 13, to make all other determinations under, and such interpretations of, and to take all such other steps and actions in connection with the proper administration of the Plan as it, in its sole discretion, may deem necessary or advisable.

The Board's guidelines, rules, regulation, interpretations and determinations will be conclusive and binding upon the Corporation and all other Persons.

3.3 Interpretation.

The interpretation by the Board of any of the provisions of the Plan and any determination by it pursuant thereto will be final and conclusive and will not be subject to any dispute by any Participant. No member of the Board or any person acting pursuant to authority delegated by it hereunder will be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person will be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

3.4 Use of Administrative Agent.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer Awards granted under the Plan and to act as trustee to hold and administer the Plan and the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion.

3.5 Copy of the Plan.

Each Participant, concurrently with the notice of the Award, will be provided by the Corporate Secretary with a copy of the Plan. A copy of any amendment to the Plan will be promptly provided by the Corporate Secretary to each Participant.

3.6 Notification of Award.

Following the approval by the Board of the awarding of an Award, the Corporate Secretary will notify the Participant in writing of the Award and will enclose with such notice the Award Agreement representing the Award.

4. SHARES SUBJECT TO THE PLAN AND INSIDER PARTICIPATION LIMITS

4.1 Shares Subject to Awards.

Subject to adjustment under the provisions of Section 11, the aggregate number of Shares to be reserved and set aside for issue upon the exercise, redemption or settlement for all Awards granted under this Plan, together with all other Security-Based Compensation Arrangements of the Corporation, will not exceed 10% of the issued and outstanding Shares outstanding at the time of the granting of the Award (on a non-diluted basis). The Plan is an "**evergreen**" plan. Accordingly, if the Corporation issues additional Shares in the future the number of Shares issuable under Plan will be increased accordingly.

4.2 Shares Available for Future Grants.

Any Shares subject to an Award which for any reason expires without having been exercised or is forfeited or terminated will again be available for future. Awards under the Plan and any Shares subject to an Award that are settled in cash and not Shares will again be available for future Awards under the Plan.

4.3 Participation Limits.

The Plan, when combined with all of the Corporation's other Security-Based Compensation Arrangements, will not result at any time in:

(a) a number of Shares issuable to any one person at any time exceeding 5% of the issued and outstanding Shares;

(b) a number of Shares issued to Insiders within a one-year period exceeding 10% of the issued and outstanding Shares; and

(c) a number of Shares issuable to Insiders at any time exceeding 10% of the issued and outstanding Shares.

Any entitlement to acquire Shares granted pursuant to the Plan or other Securities-Based Compensation Arrangement prior to the Participant becoming an Insider will be excluded for the purposes of the limits set out in this Section 4.3.

4.4 Outside Director Limit.

The Plan will not result at any time in a number of Shares issuable to any one non-executive director within a one-year period exceeding an Award value of $150,000 per such non-executive director, of which no more than $100,000 may comprise Options based on a valuation method acceptable to the Board.

4.5 Fractional Shares.

No fractional Shares will be issued upon the exercise of Options or the settlement of Performance Share Units, Restricted Share Units or Deferred Share Units in Shares, and the Board may determine the manner in which fractional share value will be treated, provided that fractions will be rounded-down to the nearest Share on the exercise of Options.

4.6 Financial Assistance.

The Corporation will not offer financial assistance to any Participant in regards to the exercise of any Award granted under this Plan.

5. OPTIONS

5.1 Grant.

Options may be granted to Eligible Persons at such time or times as will be determined by the Board by resolution. The Grant Date of an Option for purposes of the Plan will be the date on which the Option is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

5.2 Terms and Conditions of Options.

Options will be evidenced by an Option Award Agreement, which will specify such terms and conditions, not inconsistent with the Plan, as the Board will determine, including:

(a) the number of Shares to which the Options to be awarded to the Participant pertain;

(b) the exercise price per Share subject to each Option (the "**Option Price**"), which will in no event be lower than the Market Price on the Grant Date;

(c) the Option's scheduled expiry date, which will not exceed ten years from the Grant Date (provided that if no specific determination as to the scheduled expiry date is made by the Board, the scheduled expiry date will be ten years from the Grant Date); and

(d) such other terms and conditions, not inconsistent with the Plan, as the Board will determine, including customary representations, warranties and covenants with respect to securities law matters.

For greater certainty, each Option Award Agreement may contain terms and conditions in addition to those set forth in the Plan, provided that all Options granted to Canadian Employee Taxpayers shall have such terms as are necessary for the Options to be continuously governed by section 7 of the Tax Act.

5.3 Vesting.

Subject to Section 12, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant's Service Agreement or Option Award Agreement, the Options granted will vest in equal portions over a period of 18 months:

Vesting Period	**Total Percentage Vested**
Grant Date (or expiration of probationary period for new hires)	25%
6 months from Grant Date	50%
12 months from Grant Date	75%
18 months from Grant Date	100%

5.4 Exercise of Option.

Options may be exercised only to the extent vested. Options may be exercised by the Participant by delivering to the Corporation a notice of exercise, substantially in the form attached to the Option Award Agreement, specifying the number of Shares with respect to which the Option is being exercised. Payment of the Option Price may be made by one or more of the following methods (or any combination thereof) to the extent provided in the Option Award Agreement:

(a) in cash, by certified cheque made payable to the Corporation, by wire transfer of immediately available funds, or other instrument acceptable to the Board; or

(b) if permitted by the Board, by a "**cashless exercise**" arrangement pursuant to which the Corporation will issue that number of Shares equal to the current Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the current Market Price, as the denominator.

No certificates for Shares so purchased will be issued to the Participant (including pursuant to Section 5.4(b)) until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance and sale of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the exercise of the Option. The delivery of certificates representing the Shares to be purchased pursuant to the exercise of an Option will be contingent upon receipt from the Participant by the Corporation of the full purchase price for such Shares and the fulfillment of any other requirements contained in the Option Award Agreement or applicable provisions of laws.

5.5 Termination of Option Due to Termination of Employment, Service or Engagement.

Unless otherwise determined by the Board, or unless otherwise provided in the Participant's Service Agreement or Option Award Agreement, if a Participant's employment, service or engagement terminates in any of the following circumstances, subject to Section 12, Options will be treated in the manner set forth below:

(a) If the Participant is a Director:

Reason for Termination	**Vesting**	**Expiry of Option**
Death or Disability	Unvested Options will automatically vest in full as of the date of death or Disability and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) one year from the date of death or Disability of the Participant.
Change in Control	Options will vest in accordance with Section 12.	Options expire in accordance with Section 12.
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.
Ceasing to Hold Office for Director Cause Event	Any Options held by Participant on the date the Participant ceases to be a Director which are unvested as of such date will not vest.	The expiry date of the Options will be the date the Participant ceases to be a Director.
Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) one year from the

Reason for Termination	Vesting	Expiry of Option
		date the Participant ceases to be a Director.
Ceasing to Hold Office other than as set out above	All unvested Options of the Participant will immediately vest and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) the 90th day following the date the Participant ceases to be a Director.

(b) If the Participant is an Employee:

Reason for Termination	Vesting	Expiry of Option
Death or Disability	Unvested Options will automatically vest in full as of the date of death or Disability and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) one year from the date of death or Disability of the Participant.
Change in Control	Options will vest in accordance with Section 12.	Options expire in accordance with Section 12.
Ceasing to be Employed for Employee Cause Event	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.	The expiry date of the Options will be the date the Participant ceases to be an Employee.
Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) one year from the date of retirement.
Ceasing to be Employed but continues to be engaged as a Director or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.
Ceasing to be Employed other than as set out above	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) the 90th day following the date the Participant ceases to be an Employee.

(c) If the Participant is a Consultant:

Reason for Termination	Vesting	Expiry of Option
Death or Disability	Subject to the discretion of the Board, Options held by a Participant on the date of death or Disability and which are unvested as of such date will not vest.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) one year from the date of death or Disability of the Participant.
Change in Control	Options will vest in accordance with Section 12.	Options expire in accordance with Section 12.
Ceasing to be a Consultant due to completion/termination of contract	Any Options which are unvested as of the date the Participant ceases to be a Consultant will not vest, unless determined otherwise by the Board.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) the 90th day following the date the Participant ceases to be a Consultant.
Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options.	The Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options.

5.6 Conflict.

Notwithstanding the foregoing tables set out in Section 5.5, in the event the Participant is both a Director and an Employee or both a Director and a Consultant and ceases to be both at the same time, other than by death or Disability, then Section 5.5(a) will take precedence over Sections 5.5(b) and 5.5(c) unless the Participant ceases to be an Employee in an Employee Cause Event, in which case Section 5.5(b) will take precedence.

6. PERFORMANCE SHARE UNITS

6.1 Grant.

Performance Share Units may be granted to Eligible Persons at such time or times as will be determined by the Board by resolution, pursuant to recommendations of the Board from time to time. All Performance Share Units granted to Canadian Employee Taxpayers shall be granted as a bonus for services rendered in a particular calendar year (the "**PSU Service Year**"). The Grant

Date of a Performance Share Unit for purposes of the Plan will be the date on which the Performance Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

6.2 Terms and Conditions of Performance Share Units.

Performance Share Units will be evidenced by a PSU Award Agreement, which will specify such terms and conditions, not inconsistent with the Plan, as the Board will determine, including:

(a) the number of Performance Share Units to be awarded to the Participant;

(b) if applicable, the PSU Service Year in respect of which the Performance Share Units were granted, provided that, if not otherwise specified in the Award Agreement, the PSU Service Year shall be the calendar year which contains the Grant Date for the applicable Performance Share Units;

(c) the performance cycle applicable to each Performance Share Unit, which will be the period of time between the Grant Date and the date on which the performance criteria specified in Section 6.2(d) must be satisfied before the Performance Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Employee Taxpayers, will in no case end later than December 15th of the calendar year which is three years after the calendar year which is the PSU Service Year;

(d) the performance criteria, which may include criteria based on the Participant's personal performance and/or the performance of the Corporation and/or its subsidiaries, that will be used to determine the vesting of the Performance Share Units;

(e) whether and to what extent Dividend Equivalents will be credited to a Participant's PSU Account in accordance with Section 14; and

(f) such other terms and conditions, not inconsistent with the Plan, as the Board will determine, including customary representations, warranties and covenants with respect to securities law matters.

For greater certainty, each PSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan, provided that all Performance Share Units granted to Canadian Employee Taxpayers shall have such terms and conditions as to ensure that such Awards are exempt from the definition of "salary deferral arrangement" in subsection 248(1) of the Tax Act by virtue of paragraph (k) thereto. For greater certainty, no Shares will be issued on the Grant Date and the Corporation will not be required to set aside a fund for the payment of any such Awards.

6.3 PSU Accounts.

A separate notional account will be maintained for each Participant with respect to Performance Share Units granted to such Participant (a "**PSU Account**") in accordance with Section 15.4. Performance Share Units awarded to the Participant from time to time pursuant to Section 6.1 will be credited to the Participant's PSU Account and will vest in accordance with Section 6.4. On

the vesting of the Performance Share Units pursuant to Section 6.4 and the corresponding payment of cash and/or issuance of Shares to the Participant pursuant to Section 6.5, or on the forfeiture or termination of the Performance Share Units pursuant to the terms of the Award, the Performance Share Units credited to the Participant's PSU Account will be cancelled.

6.4 Vesting.

Subject to Section 12, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant's Service Agreement or PSU Award Agreement, each Performance Share Unit will vest as at the date that is the end of the performance cycle (which will be the "**PSU Vesting Date**"), subject to any performance criteria having been satisfied and will be settled in accordance with Section 6.5.

6.5 Settlement.

(a) The Performance Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement date, substantially in the form attached to the PSU Award Agreement, acknowledged by the Corporation. In the event the Corporation does not receive a notice of settlement date on or before December 31st of the calendar year containing the applicable PSU Vesting Date, the settlement date will be December 31st of the calendar year containing the applicable PSU Vesting Date. On settlement, the Corporation will, for each vested Performance Share Unit being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the PSU Vesting Date (or a Share or a combination of cash and Shares in the sole discretion of the Board). No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Performance Share Units. The delivery of certificates representing the Shares to be issued in settlement of Performance Share Units will be contingent upon the fulfillment of any requirements contained in the PSU Award Agreement or applicable provisions of laws.

(b) For greater certainty, for Canadian Employee Taxpayers, in no event will such settlement be later than December 31st of the calendar year containing the applicable PSU Vesting Date nor will such settlement occur after the date specified in Section 6.2(c).

6.6 Termination of Performance Share Unit Due to Termination of Employment, Service or Engagement.

Unless otherwise determined by the Board, or unless otherwise provided in the Participant's Service Agreement or PSU Award Agreement, if a Participant's employment, service or engagement terminates in any of the following circumstances, Performance Share Units will be treated in the manner set forth below:

(a) If the Participant is a Director:

Reason for Termination	Treatment of Performance Share Units
Death or Disability	Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 as of the date of death. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will vest and be settled in accordance with Section 6.5 as of the date of death or Disability, prorated to reflect the actual period between the commencement of the performance cycle and the date of death or Disability, based on the Participant's performance for the applicable performance period(s) up to the date of death or Disability. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date of death or Disability.
Change in Control	Performance Share Units vest in accordance with Section 12.
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.
Ceasing to Hold Office for Director Cause Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.
Ceasing to Hold Office other than as set out above including Mandatory Retirement	Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be a Director will be settled in accordance with Section 6.5 as of the date the Participant ceases to be a Director. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be a Director, based on the Participant's performance for the applicable performance period(s) up to the date the Participant ceases to be a Director, will be settled in accordance with Section 6.5 as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(b) If the Participant is an Employee:

Reason for Termination	Treatment of Performance Share Units
Death or Disability	Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 as of the date of death or Disability. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.
Change in Control	Performance Share Units vest in accordance with Section 12.
Ceasing to be Employed for Employee Cause Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.
Mandatory Retirement	Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 6.5 as of the date the Participant ceases to be an Employee. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be an Employee, based on the Participant's performance for the applicable performance period(s) up to the date the Participant ceases to be an Employee, will be settled in accordance with Section 6.5 as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.
Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.
Ceasing to be Employed other than as set out above	Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 6.5 as of the date the Participant ceases to be an Employee. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be an Employee, based on the Participant's performance for the applicable performance period(s) up to the date the Participant ceases to be an Employee, will be settled in accordance with Section 6.5 as of such vesting date. Subject to the foregoing, any remaining Performance

Reason for Termination	Treatment of Performance Share Units
	Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(c) If the Participant is a Consultant:

Reason for Termination	Treatment of Performance Share Units
Death or Disability	Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 as of the date of death. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death.
Change in Control	Performance Share Units vest in accordance with Section 12.
Ceasing to be a Consultant due to completion/termination of contract	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.
Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Performance Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Performance Share Units.

6.7 Conflict.

Notwithstanding the foregoing table set out in Section 6.6, in the event the Participant is both a Director and an Employee or both a Director and a Consultant and ceases to be both at the same time, other than by death or Disability, then Section 6.6(a) will take precedence over Sections 6.6(b) and 6.6(c) unless the Participant ceases to be an Employee in an Employee Cause Event, in which case Section 6.6(b) will take precedence.

7. RESTRICTED SHARE UNITS

7.1 Grant.

Restricted Share Units may be granted to Eligible Persons at such time or times as will be determined by the Board by resolution, pursuant to recommendations of the Board from time to time. All Restricted Share Units granted to Canadian Employee Taxpayers shall be granted as a bonus for services rendered in a particular calendar year (the "**RSU Service Year**"). The Grant Date of a Restricted Share Unit for purposes of the Plan will be the date on which the Restricted Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

7.2 Terms and Conditions of Restricted Share Units.

Restricted Share Units will be evidenced by an RSU Award Agreement, which will specify such terms and conditions, not inconsistent with the Plan, as the Board will determine, including:

(a) the number of Restricted Share Units to be awarded to the Participant;

(b) if applicable, the RSU Service Year in respect of which the Restricted Share Units were granted, provided that, if not otherwise specified in the Award Agreement, the RSU Service Year shall be the calendar year which contains the Grant Date for the applicable Restricted Share Units;

(c) the period of time between the Grant Date and the date on which the Restricted Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Employee Taxpayers, will in no case be later than December 15th of the calendar year which is three years after the calendar year which is the RSU Service Year;

(d) whether and to what extent Dividend Equivalents will be credited to a Participant's RSU Account in accordance with Section 14; and

(e) such other terms and conditions, not inconsistent with the Plan, as the Board will determine, including customary representations, warranties and covenants with respect to securities law matters.

For greater certainty, each RSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan, provided that all Restricted Share Units granted to Canadian Employee Taxpayers shall have such terms and conditions as to ensure that such Awards are exempt from the definition of "salary deferral arrangement" in subsection 248(1) of the Tax Act by virtue of paragraph (k) thereto. For greater certainty, no Shares will be issued on the Grant Date and the Corporation will not be required to set aside a fund for the payment of any such Awards.

7.3 RSU Accounts.

A separate notional account will be maintained for each Participant with respect to Restricted Share Units granted to such Participant (an "**RSU Account**") in accordance with Section 15.4. Restricted Share Units awarded to the Participant from time to time pursuant to Section 7.1 will be credited to the Participant's RSU Account and will vest in accordance with Section 7.4. On the vesting of the Restricted Share Units pursuant to Section 7.4 and the corresponding payment of cash and/or issuance of Shares to the Participant pursuant to Section 7.5, or on the forfeiture or termination of the Restricted Share Units pursuant to the terms of the Award, the Restricted Share Units credited to the Participant's RSU Account will be cancelled.

7.4 Vesting.

Subject to Section 12, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant's Service Agreement or RSU Award Agreement, each Restricted Share Unit will vest in three approximately equal instalments

on the first three anniversaries of the Grant Date provided that all applicable restrictions will have lapsed (which will be the "**RSU Vesting Date**") and will be settled in accordance with Section 7.5.

7.5 Settlement.

(a) The Restricted Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement date, substantially in the form to the RSU Award Agreement, acknowledged by the Corporation. In the event the Corporation does not receive a notice of settlement date on or before December 31st of the calendar year containing the applicable RSU Vesting Date, the settlement date will be December 31st of the calendar year containing the applicable RSU Vesting Date. On settlement, the Corporation will, for each vested Restricted Share Unit being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the RSU Vesting Date (or Shares or a combination of cash and Shares in the sole discretion of the Board). No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Restricted Share Units. The delivery of certificates representing the Shares to be issued in settlement of Restricted Share Units will be contingent upon the fulfillment of any requirements contained in the RSU Award Agreement or applicable provisions of laws.

(b) For greater certainty, for Canadian Employee Taxpayers, in no event will such settlement be later than December 31st of the calendar year containing the applicable RSU Vesting Date nor will such settlement occur after the date specified in Section 7.2(c).

7.6 Termination of Restricted Share Unit Due to Termination of Employment, Service or Engagement.

Unless otherwise determined by the Board, or unless otherwise provided in the Participant's Service Agreement or RSU Award Agreement, if a Participant's employment, service or engagement terminates in any of the following circumstances, Restricted Share Units will be treated in the manner set forth below:

(a) If the Participant is a Director:

Reason for Termination	**Treatment of Restricted Share Units**
Death or Disability	Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5 as of the date of death or Disability. Outstanding Restricted Share Units that would have vested on the next vesting date following the date of death or Disability will vest and be settled in accordance with Section 7.5 as of the date of death or Disability, prorated to reflect the actual period between the Grant Date and the date of death or Disability. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date of death or Disability.

Reason for Termination	Treatment of Restricted Share Units
Change in Control	Restricted Share Units vest in accordance with Section 12.
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant`	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.
Ceasing to Hold Office for Director Cause Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.
Ceasing to Hold Office other than as set out above including Mandatory Retirement	Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be a Director will be settled in accordance with Section 7.5 as of the date the Participant ceases to be a Director. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director will vest and be settled in accordance with Section 7.5 as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(b) If the Participant is an Employee:

Reason for Termination	Treatment of Restricted Share Units
Death or Disability	Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5 as of the date of death. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.
Change in Control	Restricted Share Units vest in accordance with Section 12.
Ceasing to be Employed for Employee Cause Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.
Mandatory Retirement	Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 7.5 as of the date the Participant ceases to be an Employee. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will vest and be settled in accordance with Section 7.5 as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects

Reason for Termination	Treatment of Restricted Share Units
	terminate as of the date the Participant ceases to be an Employee.
Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.
Ceasing to be Employed other than as set out above	Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 7.5 as of the date the Participant ceases to be an Employee. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will vest and be settled in accordance with Section 7.5 as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(c) If the Participant is a Consultant:

Reason for Termination	Treatment of Restricted Share Units
Death or Disability	Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5 as of the date of death. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.
Change in Control	Restricted Share Units vest in accordance with Section 12.
Ceasing to be a Consultant due to completion/termination of contract	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.
Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Restricted Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Restricted Share Units.

7.7 Conflict.

Notwithstanding the foregoing table set out in Section 7.6, in the event the Participant is both a Director and an Employee or both a Director and a Consultant and ceases to be both at the same

time, other than by death or Disability, then Section 7.6(a) will take precedence over Sections 7.6(b) and 7.6(c) unless the Participant ceases to be an Employee in an Employee Cause Event, in which case Section 7.6(b) will take precedence.

8. DEFERRED SHARE UNITS

8.1 Grant.

(a) **Discretionary Deferred Share Units**. Deferred Share Units may be granted to Eligible Persons at such time or times as will be determined by the Board by resolution, pursuant to recommendations of the Board from time to time. The Grant Date of a Deferred Share Unit for purposes of the Plan will be the date on which the Deferred Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

(b) **Mandatory or Elective Deferred Share Units**. In addition to the foregoing, on fixed dates established by the Board and subject to such terms and conditions and other procedures as the Board will determine, pursuant to recommendations of the Board, the Board may require a Participant to, or may permit a Participant to irrevocably elect to, receive Deferred Share Units in satisfaction of all or a portion of the following amounts payable by the Corporation or any subsidiary of the Corporation:

(i) Director's Retainer - in the case of a member of the Board who is not also an officer or employee of the Corporation, an amount equal to all or a portion of his or her annual directors' retainer payable on account of his or her services as a member of the Board (which amount will not include committee chairperson retainers, committee members retainers, Board or committee meeting fees, or special remuneration for ad hoc services rendered to the Board); or

(ii) Officers' and Employees' Annual Incentive - in the case of an officer or employee of the Corporation or any subsidiary of the Corporation (as applicable), an amount equal to all or a portion of his or her annual incentive bonus for a calendar year,

(the "**Deferred Annual Amount**"). In such cases, the Participant will receive an Award of Deferred Share Units equal to the greatest whole number which may be obtained by dividing (i) the amount of the Deferred Annual Amount, by (ii) the Market Price of one Share on the date of payment of such Deferred Annual Amount.

8.2 Terms and Conditions of Deferred Share Units.

Deferred Share Units will be evidenced by a DSU Award Agreement, which will specify such terms and conditions, not inconsistent with the Plan, as the Board will determine, including:

(a) the number of Deferred Share Units to be awarded to the Participant;

(b) for Deferred Share Units awarded under Section 8.1(a):

(i) the period of time between the Grant Date and the date on which the Deferred Share Unit is fully vested, subject to Sections 8.2(c) and 8.5(b) for Canadian Employee Taxpayers;

(ii) any performance criteria, which may include criteria based on the Participant's personal performance and/or the financial performance of the Corporation and/or its subsidiaries, that may be used to determine the vesting of the Deferred Share Units (if applicable); and

(iii) such other terms and conditions, not inconsistent with the Plan, as the Board will determine, including customary representations, warranties and covenants with respect to securities law matters; and

(c) in the case of Deferred Share Units awarded to a Canadian Employee Taxpayer, such terms and conditions as may be necessary for such Award to be exempt from the definition of "salary deferral arrangement" in subsection 248(1) of the Tax Act by virtue of paragraph (l) thereto and paragraph 6801(d) of the Regulations to the Tax Act.

For greater certainty, each DSU Award Agreement may contain terms and conditions in addition to, but not in conflict with, those set forth in the Plan. For greater certainty, no Shares will be issued on the Grant Date and the Corporation will not be required to set aside a fund for the payment of any such Awards.

8.3 DSU Accounts.

A separate notional account will be maintained for each Participant with respect to Deferred Share Units granted to such Participant (a "**DSU Account**") in accordance with Section 15.4. Deferred Share Units awarded to the Participant from time to time pursuant to Section 8.1 will be credited to the Participant's DSU Account and will vest in accordance with Section 8.4. On the settlement of the Deferred Share Units pursuant to Section 8.5 and the corresponding payment of cash and/or issuance of Shares to the Participant, or on the forfeiture and termination of the Deferred Share Units pursuant to the terms of the Award, the Deferred Share Units credited to the Participant's DSU Account will be cancelled.

8.4 Vesting.

Subject to Section 12, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant's Service Agreement or DSU Award Agreement:

(a) each Deferred Share Unit awarded under Section 8.1(a) will vest in accordance with the DSU Award Agreement; and

(b) each Deferred Share Unit awarded under Section 8.1(b) will immediately vest at the time it is credited to the Participant's DSU Account.

8.5 Settlement.

(a) The Deferred Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement date, substantially in the form to the DSU Award Agreement, provided for greater certainty, no Deferred Share Units may be settled before the DSU Separation Date, acknowledged by the Corporation. In the event the Corporation does not receive a notice of settlement date prior to the DSU Separation Date, the settlement date will be the DSU Separation Date. On settlement, the Corporation will, for each such vested Deferred Share Unit, deliver to the Participant a cash payment equal to the Market Price of one Share as of the DSU Separation Date (or a Share or any combination of cash and Shares in the sole discretion of the Board). No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Deferred Share Units. The delivery of certificates representing the Shares to be issued in settlement of Deferred Share Units will be contingent upon the fulfillment of any requirements contained in the DSU Award Agreement or applicable provisions of laws.

(b) Notwithstanding the foregoing, all settlements of Deferred Share Units granted to a Participant who is a Canadian Employee Taxpayer will take place (i) after the Participant's DSU Separation Date; and (ii) by December 15th of the first calendar year that commences after such time.

8.6 Termination of Deferred Share Unit Due to Termination of Employment, Service or Engagement.

Unless otherwise determined by the Board, or unless otherwise provided in the Participant's Service Agreement or DSU Award Agreement, if a Participant's employment, service or engagement terminates in any of the following circumstances, Deferred Share Units will be treated in the manner set forth below:

(a) If the Participant is a Director:

Reason for Termination	**Treatment of Deferred Share Units**
Death or Disability	Outstanding Deferred Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 8.5 as of the date of death or Disability. Outstanding Deferred Share Units that were not vested on or before the date of death or Disability will vest and be settled in accordance with Section 8.5 as of the date of death, prorated to reflect the actual period between the Grant Date and the date of death or Disability. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date of death or Disability.
Change in Control	Deferred Share Units vest in accordance with Section 12.

Reason for Termination	Treatment of Deferred Share Units
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.
Ceasing to Hold Office for Director Cause Event	Outstanding Deferred Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.
Ceasing to Hold Office other than as set out above including Mandatory Retirement	Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be a Director will be settled in accordance with Section 8.5 as of the date the Participant ceases to be a Director. Outstanding Deferred Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director will be settled in accordance with Section 8.5 as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(b) If the Participant is an Employee:

Reason for Termination	Treatment of Deferred Share Units
Death or Disability	Outstanding Deferred Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 8.5 as of the date of death or Disability. Outstanding Deferred Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.
Change in Control	Deferred Share Units vest in accordance with Section 12.
Ceasing to be Employed for Employee Cause Event	Outstanding Deferred Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.
Mandatory Retirement	Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 8.5 as of the date the Participant ceases to be an Employee. Outstanding Deferred Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will be settled in accordance with Section 8.5 as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

Reason for Termination	Treatment of Deferred Share Units
Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.
Ceasing to be Employed other than as set out above	Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 8.5 as of the date the Participant ceases to be an Employee. Outstanding Deferred Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will be settled in accordance with Section 8.5 as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(c) If the Participant is a Consultant:

Reason for Termination	Treatment of Deferred Share Units
Death or Disability	Outstanding Deferred Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 8.5 as of the date of death or Disability. Outstanding Deferred Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.
Change in Control	Deferred Share Units vest in accordance with Section 12.
Ceasing to be a Consultant due to completion/termination of contract	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.
Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Deferred Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Deferred Share Units.

8.7 Conflict.

Notwithstanding the foregoing table set out in Section 8.6, in the event the Participant is both a Director and an Employee or both a Director and a Consultant and ceases to be both at the same time, other than by death or Disability, then Section 8.6(a) will take precedence over Sections 8.6(b) and 8.6(c) unless the Participant ceases to be an Employee in an Employee Cause Event, in which case Section 8.6(b) will take precedence.

9. BONUS SHARES

Bonus Shares may be granted to Participants as a discretionary bonus at such time or times as will be determined by the Board by resolution, pursuant to recommendations of the Board from time to time. All Bonus Shares shall be issued at the Market Price in effect on the date of grant.

10. NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF AWARDS

An Award, other than Bonus Shares, granted pursuant to this Plan is personal to the Participant and may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a Participant's Personal Representatives.

11. ADJUSTMENTS

11.1 Adjustments.

Subject to Section 13.4, the number and kind of Shares to which an Award pertains and, with respect to Options, the Option Price, will be adjusted, subject to prior approval of the relevant stock exchanges, if applicable, in the event of a reorganization, recapitalization, stock split or subdivision, reduction, combination or consolidation, stock dividend, combination of shares, merger, reclassification, amalgamation, distribution of evidences of indebtedness or assets of the Corporation (excluding dividends paid in the ordinary course) to all holders of Shares, rights offering or any other change in the corporate structure or shares of the Corporation, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of Awards as compared to holders of Shares. Failure of the Board to provide for an adjustment will be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. If an adjustment results in a fractional share, the fraction will be disregarded.

11.2 Cumulative Adjustments.

The adjustments provided for in this Section 11 will be cumulative.

11.3 Deemed Amendment.

On the happening of each and every of the foregoing events, the applicable provisions of the Plan will be deemed to be amended accordingly and the Board will take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Award (and the Plan) and, with respect to Options, the Option Price.

12. CHANGE IN CONTROL - TREATMENT OF AWARDS

12.1 Acceleration of Vesting.

In the event of a Change in Control, all Awards, whether vested or unvested, shall vest immediately.

13. AMENDMENT, SUSPENSION OR TERMINATION OF PLAN AND AWARDS

13.1 Discretion to Amend the Plan and Awards.

Subject to Section 13.2, the Board may amend the Plan or Awards at any time, provided, however, that no such amendment may materially and adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any amendment under this Section will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may make certain amendments to the Plan or Awards without obtaining the approval of the shareholders of the Corporation including, but not limited to amendments which are intended to:

(a) alter, extend or accelerate the terms and conditions of vesting of any Awards;

(b) change the termination provisions of the Plan or any Award which does not entail an extension beyond the original expiry date;

(c) amend or modify the mechanics of exercise or settlement of Awards;

(d) effect amendments of a "**housekeeping**" or ministerial nature including, without limiting the generality of the foregoing, any amendment necessary to comply with the provisions of applicable laws in Canada or in any other jurisdiction in which an Participant or proposed Participant may from time to time be resident or a citizen (including, without limitation, the rules, regulations and policies of the TSX);

(e) effect amendments respecting the administration of the Plan;

(f) effect amendments necessary to suspend or terminate the Plan;

(g) amend the change of control provisions of Section 12. For greater certainty, any change made to such section will not allow Participants to be treated any more favourably than other holders of Shares with respect to the consideration that the Participants would be entitled to receive for their Shares upon a Change in Control;

(h) make any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX) or that is not expected to materially adversely affect the interests of the shareholders of the Corporation.

13.2 Amendments Requiring Shareholder Approval.

Notwithstanding Section 13.1, no amendments to the Plan or Awards to:

(a) any increase in the number of Shares issuable under the Plan, or the percentage limit set out in Section 4.1, except such increases by operation of Section 4.1 or Section 11;

(b) with respect to Options, reduce the Option Price, or cancel and reissue any Options;

(c) extend (i) the term of an Option beyond its original expiry date, or (ii) the date on which a Performance Share Unit, Restricted Share Unit or Deferred Share Unit will be forfeited or terminated in accordance with its terms, other than in accordance with Section 16.4;

(d) revise Section 10 to permit Awards granted under the Plan to be transferable or assignable other than for estate settlement purposes;

(e) revise the insider participation limits set out in Section 4.3 or the non-executive director limit set out in Section 4.4;

(f) revise the amending provisions set forth in Section 13.1 or 13.2; or

(g) any amendment required to be approved by shareholders under applicable law (including without limitation, pursuant to the rules, regulations and policies of the TSX)

will be made without obtaining approval of the shareholders of the Corporation in accordance with the requirements of the TSX (or disinterested shareholder approval, if required by the policies of the TSX).

13.3 Amendment, Suspension or Discontinuance.

(a) No amendment, suspension or discontinuance of the Plan or of any Award may contravene the requirements of the TSX or any securities commission or other regulatory body to which the Plan or the Corporation is now or may hereafter be subject to.

(b) The Board may terminate the Plan at any time provided that such termination will not alter the terms or conditions of any Award or impair any right of any Participant pursuant to any Award awarded prior to the date of such termination and notwithstanding such termination the Corporation, such Awards, Eligible Persons and Shares will continue to be governed by the provisions of the Plan.

(c) Termination of the Plan will not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

13.4 Tax Provisions.

Notwithstanding any provision of the Plan:

(a) No amendment to the Plan or adjustment to Options shall be permitted without the consent of the affected Participant if such amendment or adjustment, as the case may be, would cause Options granted to a Canadian Employee Taxpayer to cease to be governed by section 7 of the Tax Act;

(b) no amendment to the Plan or adjustment to Performance Share Units or Restricted Share Units shall be permitted without the consent of the affected Participant if such amendment or adjustment, as the case may be, would cause Performance Share Units or Restricted Share Units, as the case may be, granted to a Canadian Employee Taxpayer to

cease to be governed by paragraph (l) of the definition of "**salary deferral arrangement**" in subsection 248(1) of the Tax Act; and

(c) no amendment to the Plan or adjustment to Deferred Share Units shall be permitted without the consent of the affected Participant if such amendment or adjustment, as the case may be, would cause Deferred Share Units granted to a Canadian Employee Taxpayer to cease to meet the conditions of paragraph 6801(d) of the Regulations to the Tax Act.

14. DIVIDEND EQUIVALENTS

The Board may determine whether and to what extent Dividend Equivalents will be credited to a Participant's PSU Account, RSU Account and DSU Account with respect to Awards of Performance Share Units, Restricted Share Units or Deferred Share Units. Dividend Equivalents to be credited to a Participant's PSU Account, RSU Account or DSU Account will be credited with additional Performance Share Units, Restricted Share Units or Deferred Share Units, as applicable, on the record date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date that would have been paid if the Performance Share Units, Restricted Share Units or Deferred Share Units, as applicable, credited to the Participant were Shares, by (ii) the Market Price of one Share on such record date, and such additional Performance Share Units, Restricted Share Unit or Deferred Share Unit, as applicable, will be subject to the same terms and conditions as are applicable in respect of the Performance Share Unit, Restricted Share Unit or Deferred Share Unit, as applicable, with respect to which such dividend equivalent is granted. The crediting of any additional Performance Share Unit, Restricted Share Unit or Deferred Share Unit as a dividend equivalent to any Canadian Employee Taxpayer will be credited as a bonus for services rendered by such Participant in the year of grant.

No Dividend Equivalent will be credited to or paid on Awards of Performance Share Units, Restricted Share Units or Deferred Share Units that have expired or that have been forfeited or terminated.

15. MISCELLANEOUS

15.1 Approvals Required for Plan.

Prior to the implementation by the Corporation of the Plan, the Plan is subject to approvals by the shareholders of the Corporation at a general meeting and the TSX.

15.2 No Rights as a Shareholder.

Nothing contained in the Plan nor in any Award granted hereunder will be deemed to give any Person any interest or title in or to any Shares or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever with respect to Shares issuable pursuant to an Award until such Person becomes the holder of record of Shares.

15.3 Employment.

Nothing contained in the Plan will confer upon any Participant any right with respect to employment or continued employment or the right to continue to serve as a Director or a

Consultant as the case may be, or interfere in any way with the right of the Corporation to terminate such employment or service at any time. Participation in the Plan by an Eligible Person is voluntary.

15.4 Record Keeping.

The Corporation will maintain appropriate registers in which will be recorded all pertinent information with respect to the granting, amendment, exercise, vesting, expiry, forfeiture and termination of Awards. Such registers will include, as appropriate:

(a) the name and address of each Participant;

(b) the number of Awards credited to each Participant's account;

(c) any and all adjustments made to Awards recorded in each Participant's account; and

(d) such other information which the Corporation considers appropriate to record in such registers.

15.5 Income Taxes.

The Corporation or any subsidiary may withhold from any amount payable to an Eligible Person, either under this Plan or otherwise, such amount as may be necessary to enable the Corporation or subsidiary to comply with the applicable requirements of any federal, provincial, state, local or foreign law, or any administrative policy of any applicable domestic or foreign tax authority, relating to the withholding of tax or any other required deductions with respect to participation in the Plan, the issuance of any Shares pursuant to the Plan or the settlement in cash and/or Shares of any Awards under the Plan ("**Withholding Obligations**").

The Corporation or subsidiary may require a Participant, as a condition to exercise of an Option (including, on a cashless basis pursuant to Section 5.4(b)) or the settlement of an Award, to remit in advance, a cheque or bank draft payable to the Corporation or subsidiary in the amount of all applicable Withholding Obligations with respect to such exercise or settlement. The Corporation or subsidiary undertakes to remit any such amount to the applicable taxation or regulatory authority on account of such Withholding Obligations.

15.6 No Representation or Warranty.

The Corporation makes no representation or warranty as to the future market value of any Shares issued pursuant to the Plan.

15.7 Condition of Issue.

The Awards and the issue of Shares by the Corporation pursuant to the exercise or settlement of an Award is subject to this Plan and compliance with the laws, rules and regulations of all regulatory bodies applicable to the granting of such Awards and the issuance and distribution of such Shares and to the listing requirements of any stock exchange or exchanges on which the Shares may be listed. Any Awards granted hereunder and any Shares issued on exercise or settlement of Awards granted hereunder will be subject to such policies as the Board may adopt

from time to time. The Corporation is not obligated by any provision of this Plan or any grant hereunder to sell or issue Shares in violation of any applicable law. The Participant agrees to comply with all such laws, rules and regulations and agrees to furnish to the Corporation any information, reports and/or undertakings required to comply with and to fully cooperate with the Corporation in complying with such laws, rules and regulations. Shares issued and sold to Participants may be subject to limitations on sale or resale under applicable securities laws.

15.8 Agreement.

The Corporation and every person to whom an Award is granted hereunder will be bound by and subject to the terms and conditions of the Plan. By accepting an Award granted hereunder, the Participant expressly agrees with the Corporation to be bound by the terms and conditions of the Plan.

15.9 Non-Exclusivity.

Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements, subject to any required approvals.

16. TERM OF AWARD, EXPIRY, FORFEITURE AND TERMINATION OF AWARDS / BLACKOUT PERIODS

16.1 Term of Award.

Subject to Section 16.3, in no circumstances will the term of an Option exceed ten years from the Grant Date.

16.2 Expiry, Forfeiture and Termination of Awards.

If for any reason an Award expires without having been exercised or is forfeited or terminated, and subject to any extension thereof in accordance with the Plan, such Award will forthwith expire and be forfeited and will terminate and be of no further force or effect.

16.3 Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement.

If a holder of an Award retires, resigns or is terminated from employment or engagement with the Corporation or any related entity, the loss or limitation, if any, pursuant to this Plan or the Award Agreement with respect to the right to receive or purchase Shares which were not vested at the time or which, if vested, were cancelled, will not give rise to any right to damages and will not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such holder of an Award.

16.4 Blackout Periods.

Notwithstanding any other provision of the Plan, if the expiry date or vesting date of an Award is (i) during a Blackout Period, or (ii) within ten trading days following the end of a Blackout Period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten trading days following the end of such Blackout Period. In the case of a Performance Share Unit, Restricted Share Unit or Deferred Share Unit awarded to a Canadian Employee Taxpayer any

settlement that is effected during such Blackout Period in order to comply with Sections 6.2(b), 7.2(b) and 8.5(b) will (subject to the requirements of applicable law) be settled in cash, notwithstanding any other provision hereof.

17. PRIOR PLANS

All options granted by the Corporation prior to the Effective Date will continue to be governed by the terms of the plans under which such options were granted (the "**Prior Grants**"). For greater certainty, all Shares issuable pursuant to the terms of the Prior Grants will be included when calculating the aggregate number of Shares that may be issuable pursuant to Section 4.1.

18. GOVERNING LAW

The Plan will be construed in accordance with and be governed by the laws of British Columbia and will be deemed to have been made therein.

19. REGULATORY APPROVAL

The Plan will be subject to the approval of any relevant regulatory authority whose approval is required. Any Awards granted prior to such approval and acceptance will be conditional upon such approval and acceptance being given and no such Awards may be exercised or will vest unless such approval and acceptance is given.

20. EFFECTIVE DATE OF THE PLAN

The Plan is dated with effect as of the Effective Date.

Appendix B

Board Mandate

FIRST MINING GOLD

BOARD OF DIRECTORS CHARTER

1. INTRODUCTION

1.1 The First Mining Gold Corp. (the "**Company**") board of directors (the "**Board**") has the primary responsibility to foster the short and long-term success of the Company and is accountable to the Company's shareholders and other stakeholders.

1.2 The Board is responsible under law for the management or for supervising the management of the Company's business and affairs. In supervising the conduct of the business, the Board sets the standards of conduct for the Company.

1.3 This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

2. COMPOSITION AND BOARD ORGANIZATION

2.1 Nominees for directors are initially considered and recommended by the Board's Compensation Committee in conjunction with the Chair of the Board, approved by the entire Board and elected annually by the shareholders.

2.2 A majority of directors comprising the Board must qualify as independent directors (as defined in National Instrument 58-101 *Disclosure of Corporate Governance Practices*).

2.3 Certain of the Board's responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their charters.

3. RESPONSIBILITIES

Managing the Affairs of the Board

3.1 The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section 4. Subject to these legal obligations and to the articles of the Company, the Board retains the responsibility for managing its own affairs, including:

(a) annually reviewing the skills and experience represented on the Board in light of the Company's strategic direction and approving a Board composition plan recommended by the Compensation and Nominating Committee;

(b) appointing, determining the composition of and setting the terms of reference for, Board committees;

(c) determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair, committees and directors in fulfilling their responsibilities;

(d) assessing the adequacy and form of director compensation;

(e) assuming responsibility for the Company's governance practices;

(f) establishing new director orientation and ongoing director education processes;

(g) ensuring that the independent directors meet regularly without executive directors and management present;

(h) setting the terms of reference for the Board; and

(i) appointing the Corporate Secretary to the Board.

Human Resources

3.2 The Board has the responsibility to:

(a) appoint the Chief Executive Officer and plan Chief Executive Officer succession;

(b) set terms of reference for the Chief Executive Officer;

(c) provide advice and counsel to the Chief Executive Officer in the execution of the Chief Executive Officer's duties;

(d) annually approve corporate goals and objectives that the Chief Executive Officer is responsible for meeting;

(e) monitor and, at least annually, review the Chief Executive Officer's performance against agreed upon annual objectives;

(f) to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior officers, and that the Chief Executive Officer and other senior officers create a culture of integrity throughout the Company;

(g) set the Chief Executive Officer's compensation;

(h) approve the Chief Executive Officer's acceptance of significant public service commitments or outside directorships;

(i) approve decisions relating to senior management, including:

(i) review senior management structure including the duties and responsibilities to be assigned to officers of the Company;

(ii) on the recommendation of the Chief Executive Officer, appoint and discharge the officers of the Company who report to the Chief Executive Officer;

(iii) review compensation plans for senior management including salary, incentive, benefit and pension plans;

(iv) review employment contracts, termination and other special arrangements with executive officers, or other employee groups;

(v) approve certain matters relating to all employees, including:

(A) the Company's broad compensation strategy and philosophy;

(B) new benefit programs or material changes to existing programs; and

(vi) ensure succession planning programs are in place, including programs to train and develop management.

Strategy and Plans

3.3 The Board has the responsibility to:

(a) adopt and periodically review a strategic planning process for the Company;

(b) participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(c) approve annual capital and operating budgets that support the Company's ability to meet its strategic objectives;

(d) direct management to develop, implement and maintain a reporting system that accurately measures the Company's performance against its business plans;

(e) approve the entering into, or withdrawing from, projects that are, or are likely to be, material to the Company; and

(f) approve material mergers, acquisitions, joint ventures, and divestitures.

Financial and Corporate Issues

3.4 The Board has the responsibility to:

(a) take reasonable steps to ensure the implementation and integrity of the Company's internal control and management information systems;

(b) review and approve release by management of any materials reporting on the Company's financial performance or providing guidance on future results and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with international financial reporting standards ("**IFRS**"), including quarterly and annual financial statements, information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

(c) declare cash or in specie dividends subject to applicable laws and the best interests of the Company;

(d) approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses; and recommend changes in authorized share capital to shareholders for their approval;

(e) approve the incurring of any material debt by the Company outside the ordinary course of business;

(f) approve the commencement or settlement of litigation that may have a material impact on the Company; and

(g) recommend the appointment of external auditors and approve auditors' fees.

Business and Risk Management

3.5 The Board has the responsibility to:

(a) ensure management identifies the principal risks of the Company's business and implements appropriate systems to manage these risks; and

(b) evaluate and assess information provided by management and others about the effectiveness of risk management systems.

Policies and Procedures

3.6 The Board has the responsibility to:

(a) approve and monitor, through management, compliance with all significant policies and procedures that govern the Company's operations;

(b) approve and act as the guardian of the Company's corporate values, including the implementation of a Code of Business Conduct and Ethics for the Company and management's procedures to monitor compliance with the Code of Business Conduct and Ethics; and

(c) direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

Compliance Reporting and Corporate Communications

3.7 The Board has the responsibility to:

(a) ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

(b) approve and periodically review the Company's communications policy;

(c) ensure the Board has measures in place to receive feedback from shareholders;

(d) approve interaction with shareholders on all items requiring shareholder response or approval;

(e) ensure the Company's financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(f) ensure the financial results are reported fairly and in accordance with IFRS;

(g) ensure the Chief Executive Officer and Chief Financial Officer certify the Company's annual and interim financial statements, annual and interim MD&A and, if applicable, Annual Information Form, and that the content of the certification meets all applicable legal and regulatory requirements; and

(h) ensure timely reporting of any other developments that have a significant and material effect on the Company.

Investor Relations

3.8 The Chair of the Board and either the Chief Executive Officer or the President of the Company have the responsibility to approve all investor relations materials and all such materials must be so approved before such materials are distributed.

4. GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

4.1 The Board is responsible for:

(a) directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

(b) recommending changes in the articles, matters requiring shareholder approval, and setting agendas for shareholder meetings.

4.2 The *Business Corporation Act* (British Columbia) identifies the following as legal requirements for the Board:

(a) act honestly and in good faith with a view to the best interests of the Company, including the duty:

(i) to disclose conflicts of interest;

(ii) not to appropriate or divert corporate opportunities;

(iii) to maintain confidential information of the Company and not use such information for personal benefit; and

(iv) to disclose information vital to the business of the Company in the possession of a director;

(b) exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(c) act in accordance with the *Business Corporations Act* (British Columbia) and the articles of the Company.

5. EFFECTIVE DATE

5.1 This Mandate was implemented by the Board on June 22, 2015.

For More Information Contact:

Mal Karwowska
Vice President,
Corporate Development and Investor Relations

Toll-Free: 1-844-306-8827
Tel: 604-639-8824
Email: info@firstmininggold.com

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